SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2018

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

YPF SOCIEDAD ANONIMA

CONDENSED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS AS OF MARCH 31, 2018

AND COMPARATIVE INFORMATION (UNAUDITED)

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2018 AND COMPARATIVE INFORMATION (UNAUDITED)

CONTENT

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2018 AND COMPARATIVE INFORMATION (UNAUDITED)

GLOSSARY OF TERMS

Term	Definition
ADR	American Depositary Receipt
ADS	American Depositary Share
AESA	Subsidiary A-Evangelista S.A.
AFIP	Argentine Tax Authority
Annual consolidated financial statements	Consolidated financial statements as of December 31, 2017
Associate	Company over which YPF has significant influence as provided for in IAS 28
BONAR	Argentine public bonds
CDS	Associate Central Dock Sud S.A.
CGU	Cash-Generating Units
CIMSA	Subsidiary Compañía de Inversiones Mineras S.A.
CNDC	Argentine Antitrust Authority
CNV	Argentine Securities Commission
CSJN	Argentine Supreme Court
Condensed interim consolidated financial statements	Condensed interim consolidated financial statements as of March 31, 2018
Eleran	Subsidiary Eleran Inversiones 2011 S.A.U.
ENARGAS	Argentine National Gas Regulatory Authority
FACPCE	Argentine Federation of Professional Councils in Economic Sciences
Group	YPF and its subsidiaries
IAS	International Accounting Standard
IASB	International Accounting Standards Board
IFRS	International Financial Reporting Standard
IDS	Associate Inversora Dock Sud S.A.
IPIM	Internal Wholesale Price Index (Índice de Precios Internos al por Mayor)
IVA	Value Added Tax
Joint venture	Company jointly owned by YPF as provided for in IFRS 11
JO	Joint operation
LGS	Argentine General Corporations Law No. 19,550 (T.O. 1984), as amended
MEGA	Joint venture Compañía Mega S.A.
MEM	Wholesale Electricity Market
Metroenergía	Subsidiary Metroenergía S.A.
Metrogas	Subsidiary Metrogas S.A.
MINEM	Ministry of Energy and Mining
MMBtu	Million British thermal units
NO	Negotiable Obligations
Oiltanking	Associate Oiltanking Ebytem S.A.
Oldelval	Associate Oleoductos del Valle S.A.
OPESSA	Subsidiary Operadora de Estaciones de Servicios S.A.
OTA	Associate Oleoducto Trasandino (Argentina) S.A.
OTC	Associate Oleoducto Trasandino (Chile) S.A.
PEN	National Executive Power
Profertil	Joint Venture Profertil S.A.
Refinor	Joint Venture Refinería del Norte S.A.
SEC	U.S. Securities and Exchange Commission
Subsidiary	Company controlled by YPF in accordance with the provisions of IFRS 10
Termap	Associate Terminales Marítimas Patagónicas S.A.
US$	U.S. dollar
US$/Bbl	U.S. dollar per barrel
Y-GEN I	Joint venture Y-GEN Eléctrica S.R.L.
Y-GEN II	Joint venture Y-GEN Eléctrica II S.R.L.
YPF Brasil	Subsidiary YPF Brasil Comércio Derivado de Petróleo Ltda.
YPF Chile	Subsidiary YPF Chile S.A.
YPF EE	Joint Venture YPF Energía Eléctrica S.A.
YPF Gas	Associate YPF Gas S.A.
YPF Holdings	Subsidiary YPF Holdings, Inc.
YPF International	Subsidiary YPF International S.A.
YPF or the Company	YPF Sociedad Anónima
YTEC	Subsidiary YPF Tecnología S.A.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2018 AND COMPARATIVE INFORMATION (UNAUDITED)

LEGAL INFORMATION

Legal address

Macacha Güemes 515 – Ciudad Autónoma de Buenos Aires, Argentina

Fiscal year number 42

Beginning on January 1, 2018

Principal business of the Company

The Company’s purpose shall be to perform, on its own, through third parties or in association with third parties, the exploration, development and production of oil, natural gas and other minerals and refining, marketing and distribution of oil and petroleum products and direct and indirect petroleum derivatives, including petrochemicals, chemicals, including those derived from hydrocarbons, and non-fossil fuels, biofuels and their components, as well as production of electric power from hydrocarbons, through which it may manufacture, use, purchase, sell, exchange, import or export them. It shall also be the Company’s purpose to render, directly, through a subsidiary or in association with third parties, telecommunications services in all forms and modalities authorized by the legislation in force after applying for the relevant licenses as required by the regulatory framework, as well as the production, industrialization, processing, commercialization, conditioning, transportation and stockpiling of grains and products derived from grains, as well as any other activity complementary to its industrial and commercial business or any activity which may be necessary to attain its objective. In order to fulfill these objectives, the Company may set up, become associated with or have an interest in any public or private entity domiciled in Argentina or abroad, within the limits set forth in the Bylaws.

Filing with the Public Registry

Bylaws filed on February 5, 1991 under No. 404, Book 108, Volume “A”, Sociedades Anónimas, with the Public Registry of Buenos Aires City, in charge of the Argentine Registrar of Companies (Inspección General de Justicia); and Bylaws in substitution of previous Bylaws, filed on June 15, 1993, under No. 5109, Book 113, Volume “A”, Sociedades Anónimas, with the above mentioned Registry.

Duration of the Company

Through June 15, 2093.

Last amendment to the Bylaws

April 29, 2016 registered with the Argentine Registrar of Companies (Inspección General de Justicia) on December 21, 2016 under No. 25,244, Book 82 of Corporations.

Optional Statutory Regime related to Compulsory Tender Offer provided by Decree No. 677/2001 art. 24

Not incorporated (modified by Law No. 26,831).

Capital structure

393,312,793 shares of common stock, Argentine pesos 10 par value and 1 vote per share.

Subscribed, paid-in and authorized for stock exchange listing (in pesos)

3,933,127,930

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS OF MARCH 31, 2018 AND DECEMBER 31, 2017 (UNAUDITED)

(Amounts expressed in millions of Argentine Pesos)

		March 31,	December 31,
	Notes	2018	2017
ASSETS
Noncurrent Assets
Intangible assets	8	10,662	9,976
Property, plant and equipment	9	377,055	354,443
Investments in associates and joint ventures	10	24,108	6,045
Assets held for disposal	4	—	8,823
Deferred income tax assets, net	16	742	588
Other receivables	12	1,508	1,335
Trade receivables	13	13,967	2,210

Total noncurrent assets		428,042	383,420

Current Assets
Inventories	11	29,230	27,149
Contract assets	20	254	142
Other receivables	12	18,196	12,684
Trade receivables	13	34,192	40,649
Investment in financial assets	7	8,834	12,936
Cash and cash equivalents	14	33,511	28,738

Total current assets		124,217	122,298

TOTAL ASSETS		552,259	505,718

SHAREHOLDERS’ EQUITY
Shareholders’ contributions		10,457	10,402
Reserves, other comprehensive income and retained earnings		161,171	141,893

Shareholders’ equity attributable to shareholders of the parent company		171,628	152,295

Non-controlling interest		157	238

TOTAL SHAREHOLDERS’ EQUITY		171,785	152,533

LIABILITIES
Noncurrent Liabilities
Provisions	15	59,831	54,734
Liabilities associated with assets held for disposal	4	—	4,193
Deferred income tax liabilities, net	16	49,292	37,645
Contract liabilities	20	1,509	1,470
Taxes payable		1,730	220
Loans	17	164,950	151,727
Other liabilities	18	293	277
Accounts payable	19	144	185

Total noncurrent liabilities		277,749	250,451

Current Liabilities
Provisions	15	2,602	2,442
Income tax liability		244	191
Contract liabilities	20	2,292	1,460
Taxes payable		7,548	6,879
Salaries and social security		3,281	4,132
Loans	17	37,616	39,336
Other liabilities	18	403	2,383
Accounts payable	19	48,739	45,911

Total current liabilities		102,725	102,734

TOTAL LIABILITIES		380,474	353,185

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		552,259	505,718

Accompanying notes are an integral part of these condensed interim consolidated financial statements.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2018 AND 2017 (UNAUDITED)

(Amounts expressed in millions of Argentine Pesos, except per share information, expressed in Pesos)

		For the three-month period ended March 31,
	Notes	2018	2017
Revenues	20	75,823	57,003
Costs	21	(63,438)	(45,798)

Gross profit		12,385	11,205

Selling expenses	22	(5,181)	(3,887)
Administrative expenses	22	(2,354)	(1,790)
Exploration expenses	22	(323)	(593)
Other net operating results	23	12,827	(424)

Operating profit		17,354	4,511

Income from equity interests in associates and joint ventures	10	214	22
Financial income	24	7,899	1,612
Financial loss	24	(8,923)	(8,848)
Other financial results	24	1,142	75

Net financial results	24	118	(7,161)

Net profit / (loss) before income tax		17,686	(2,628)

Income tax	16	(11,700)	2,820

Net profit for the period		5,986	192

Net profit for the period attributable to:
— Shareholders of the parent company		6,067	25
— Non-controlling interest		(81)	167
Profit per share attributable to shareholders of the parent company basic and diluted	27	15.47	0.06
Other comprehensive income
Translation differences from investments in subsidiaries, associates and joint ventures(1)		(398)	159
Translation differences from YPF (2)		12,335	(3,802)
Translation difference reversed to profit for the period(3)		1,572	—

Total other comprehensive income / (loss) for the period(4)		13,509	(3,643)

Total comprehensive income / (loss) for the period		19,495	(3,451)

(1)	Will be reversed to net income at the moment of the sale of the investment or full or partial reimbursement of the capital.
(2)	Will not be reversed to net income.
(3)	Corresponds to reversal to net profit for the period, for the partial disposal of the investment in YPF EE. See Note 4.
(4)	Entirely assigned to the parent company’s shareholders.

Accompanying notes are an integral part of these condensed interim consolidated financial statements.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2018 AND 2017 (UNAUDITED)

(Amounts expressed in millions of Argentine Pesos)

	For the three-month period ended March 31, 2018
	Shareholders’ contributions
	Subscribed capital	Adjustment to contributions	Treasury shares	Adjustment to treasury shares	Share-based benefit plans	Acquisition cost of treasury shares	Share trading premium	Issuance premiums	Total
Balance at the beginning of the fiscal year	3,924	6,085	9	16	36	(91)	(217)	640	10,402
Modification to the balances at the beginning of the fiscal (4)	—	—	—	—	—	—	—	—	—

Balance at the beginning of the fiscal modified	3,924	6,085	9	16	36	(91)	(217)	640	10,402

Accrual of share-based benefit plans(3)	—	—	—	—	53	—	—	—	53
Settlement of share-based benefit plans (2)	—	—	—	—	(1)	4	(1)	—	2
Other comprehensive income	—	—	—	—	—	—	—	—	—
Net income	—	—	—	—	—	—	—	—	—

Balance at the end of the period	3,924	6,085	9	16	88	(87)	(218)	640	10,457

	For the three-month period ended March 31, 2018
	Reserves							Equity attributable to
	Legal	Future dividends	Investments	Purchase of treasury shares	Initial IFRS adjustment	Other comprehensive income	Retained earnings	Shareholders of the parent company	Non- controlling interest	Total shareholders’ equity
Balance at the beginning of the fiscal year	2,007	—	—	100	—	127,446	12,340	152,295	238	152,533
Modification to the balances at the beginning of the fiscal (4)	—	—	—	—	—	—	(298)	(298)	—	(298)

Balance at the beginning of the fiscal modified	2,007	—	—	100	—	127,446	12,042	151,997	238	152,235

Accrual of share-based benefit plans(3)	—	—	—	—	—	—	—	53	—	53
Settlement of share-based benefit plans (2)	—	—	—	—	—	—	—	2	—	2
Other comprehensive income	—	—	—	—	—	13,509	—	13,509	—	13,509
Net income	—	—	—	—	—	—	6,067	6,067	(81)	5,986

Balance at the end of the period	2,007	—	—	100	—	140,955 (1)	18,109	171,628	157	171,785

(1)	Includes 144,726 corresponding to the effect of the translation of the financial statements of YPF and (3,771) corresponding to the effect of the translation of the financial statements of investments in subsidiaries, associates and joint ventures with functional currencies other than the U.S. dollar, as detailed in Note 2.b.1. to the annual consolidated financial statements.
(2)	Net of employees’ income tax withholdings related to the share-based benefit plans.
(3)	See Note 32.
(4)	Corresponds to the change in the accounting policy described in Note 2.b.

MIGUEL ANGEL GUTIERREZ

President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2018 AND 2017 (UNAUDITED) (Cont.)

(Amounts expressed in millions of Argentine Pesos)

	For the three-month period ended March 31, 2017
	Shareholders’ contributions
	Subscribed capital	Adjustment to contributions	Treasury shares	Adjustment to treasury shares	Share- based benefit plans	Acquisition cost of treasury shares	Share trading premium	Issuance premiums	Total
Balance at the beginning of the fiscal year	3,923	6,085	10	16	61	(152)	(180)	640	10,403
Accrual of share-based benefit plans(3)	—	—	—	—	26	—	—	—	26
Settlement of share-based benefit plans (2)	—	—	—	—	(1)	1	—	—	—
Other comprehensive income	—	—	—	—	—	—	—	—	—
Net income	—	—	—	—	—	—	—	—	—

Balance at the end of the period	3,923	6,085	10	16	86	(151)	(180)	640	10,429

	For the three-month period ended March 31, 2017
	Reserves							Equity attributable to
	Legal	Future dividends	Investments	Purchase of treasury shares	Initial IFRS adjustment	Other comprehensive income	Retained earnings	Shareholders of the parent company	Non-controlling interest	Total shareholders’ equity
Balance at the beginning of the fiscal year	2,007	5	24,904	490	3,648	105,529	(28,231)	118,755	(94)	118,661
Accrual of share-based benefit plans(3)	—	—	—	—	—	—	—	26	—	26
Settlement of share-based benefit plans (2)	—	—	—	—	—	—	—	—	—	—
Other comprehensive income	—	—	—	—	—	(3,643)	—	(3,643)	—	(3,643)
Net income	—	—	—	—	—	—	25	25	167	192

Balance at the end of the period	2,007	5	24,904	490	3,648	101,886 (1)	(28,206)	115,163	73	115,236

(1)	Includes 105,532 corresponding to the effect of the translation of the financial statements of YPF S.A. and (3,646) corresponding to the effect of the translation of the financial statements of investments in subsidiaries, associates and joint ventures with functional currencies other than the U.S. dollar, as detailed in Note 2.b.1. to the annual consolidated financial statements.
(2)	Net of employees’ income tax withholding related to the share-based benefit plans.
(3)	See Note 32.

Accompanying notes are an integral part of these condensed interim consolidated financial statements.

MIGUEL ANGEL GUTIERREZ

President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2018 AND 2017 (UNAUDITED)

(Amounts expressed in millions of Argentine Pesos)

	For the three-month period ended March 31,
	2018	2017
Operating activities
Net profit	5,986	192
Adjustments to reconcile net profit to cash flows provided by operating activities:
Income from equity interest in associates and joint ventures	(214)	(22)
Depreciation of property, plant and equipment	18,714	11,764
Amortization of intangible assets	247	181
Retirement of property, plant and equipment and intangible assets and consumption of materials	1,466	869
Charge on income tax	11,700	(2,820)
Net increase in provisions	1,593	1,671
Exchange differences, interest and other (1)	49	6,369
Share-based benefit plan	53	26
Result of companies’ revaluation	(11,980)	—
Changes in assets and liabilities:
Trade receivables	(4,230)	1,894
Other receivables	(4,835)	3,175
Inventories	50	217
Accounts payable	3,241	(403)
Taxes payables	2,188	2,119
Salaries and social security	(863)	(651)
Other liabilities	(1,930)	(950)
Decrease in provisions included in liabilities due to payment/use	(383)	(273)
Contract assets	(112)	(106)
Contract liabilities	871	1,548
Dividends received	104	95
Income tax payments	(289)	(245)

Net cash flows of operating activities	21,426	24,650

Investing activities:(2)
Acquisition of property, plant and equipment and intangible assets	(15,794)	(14,574)
Contributions and acquisitions of interests in associates and joint ventures	(280)	(272)
Proceeds from sales of financial assets	4,953	—
Investments in financial assets	—	(3)
Interests received from financial assets	—	8

Net cash flows of investing activities	(11,121)	(14,841)

Financing activities:(2)
Payments of loans	(9,435)	(8,393)
Payments of interest	(5,399)	(5,369)
Proceeds from loans	8,666	4,769

Net cash flows of financing activities	(6,168)	(8,993)

Translation differences of cash and cash equivalents	636	(149)

Net increase in cash and cash equivalents	4,773	667

Cash and cash equivalents at the beginning of year	28,738	10,757
Cash and cash equivalents at the end of period	33,511	11,424

Net increase in cash and cash equivalents	4,773	667

(1)	Does not include exchange differences generated by cash and cash equivalents, which are disclosed separately in this statement.
(2)	The main investing and financing transactions that have not affected cash and cash equivalents correspond to:

	For the three-month period ended March 31,
	2018	2017
Acquisition of property, plant and equipment and concession extension easements not paid	5,109	4,204
Capital contributions in joint ventures	—	10

Accompanying notes are an integral part of these condensed interim consolidated financial statements.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2018 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine Pesos, except for shares and per share amounts expressed in Argentine Pesos, or as otherwise indicated)

1. GENERAL INFORMATION, STRUCTURE AND ORGANIZATION OF THE BUSINESS OF THE GROUP

General information

YPF Sociedad Anónima is a sociedad anónima (stock corporation) incorporated under the laws of the Argentine Republic, with a registered office at Macacha Güemes 515, in the City of Buenos Aires.

YPF and its subsidiaries form the leading energy group in Argentina, which operates a fully integrated oil and gas chain with leading market positions across the domestic Upstream and Downstream segments.

Structure and organization of the economic group

The following chart shows the organizational structure, including the main companies of the Group, as of March 31, 2018:

(1)	Held directly and indirectly.
(2)	See Note 4.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2018 AND COMPARATIVE INFORMATION (UNAUDITED)

1. GENERAL INFORMATION, STRUCTURE AND ORGANIZATION OF THE BUSINESS OF THE GROUP (Cont.)

Organization of the business

As of March 31, 2018, the Group carries out its transactions and operations in accordance with the following structure:

•	Upstream;

•	Gas and Power;

•	Downstream;

•	Central administration and others, which covers the remaining activities not included in the previous categories.

Activities covered by each business segment are detailed in Note 6.

Almost all operations, properties and clients are located in Argentina. However, the Group also holds equity interests in exploratory and production areas in Chile and Bolivia. The Group also sells lubricants and derivatives in Brazil and Chile.

2. BASIS OF PREPARATION OF THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

2.a) Basis of preparation

The condensed interim consolidated financial statements of YPF and its subsidiaries for the three-month period ended March 31, 2018, are presented in accordance with IAS 34 “Interim Financial Reporting”. These condensed interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements of the Group as of December 31, 2017 prepared in accordance with IFRS.

Furthermore, some additional information required by the LGS and/or regulations of the CNV was included. This information is contained in the Notes to these condensed interim consolidated financial statements only to comply with regulatory requirements.

These condensed interim consolidated financial statements were approved by the Board of Directors’ meeting and authorized to be issued on May 8, 2018.

These condensed interim consolidated financial statements corresponding to the three-month period ended on March 31, 2018 are unaudited. The Company´s Management believes they have included all necessary adjustments to reasonably present the results of each period on a basis consistent with the audited annual consolidated financial statements. Income for the three-month period ended on March 31, 2018 does not necessarily reflect the proportion of the Group’s full-year income.

2.b) Significant Accounting Policies

The most significant accounting policies are described in Note 2.b to the annual consolidated financial statements.

The accounting policies adopted in the preparation of these condensed interim consolidated financial statements are consistent with those used in the preparation of the annual consolidated financial statements, except for the valuation policy for Income Tax detailed in Note 16.

Also, in compliance with the entry into force of IFRS 15 and the changes in IFRS 9 (as revised in 2014), effective as of January 1, 2018, the Group modified the accounting policy for the disclosure of revenue from ordinary activities arising from contracts with customers as well as the accounting policy applied to the impairment and provision for trade receivables and other doubtful receivables and contract assets, both described in this Note.

Functional and reporting currency

As mentioned in Note 2.b.1. to the annual consolidated financial statements, YPF has defined the U.S. dollar as its functional currency. Additionally, according to CNV Resolution No. 562, YPF must present its financial statements in Argentine pesos.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2018 AND COMPARATIVE INFORMATION (UNAUDITED)

2. BASIS OF PREPARATION OF THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

Adoption of new standards and interpretations effective as of January 1, 2018

The Group has adopted revised standards and interpretations, issued by the IASB, relevant to its operations which are of mandatory and effective application as of March 31, 2018, as specified in Note 2.b.25 to the annual consolidated financial statements. The aforementioned new standards and interpretations that affected these condensed interim consolidated financial statements are described below:

•	IFRS 15 – Revenue from ordinary activities arising from contracts entered into with customers

This standard presents a detailed five-step model to explain the revenues from contracts with customers. It is mainly based on the principle that the entity has to recognize the revenues to represent the transfer of goods or services promised to customers in an amount that reflects the consideration that the entity expects to receive in exchange for the goods or services at the time a performance obligation is satisfied. An asset is transferred when (or as) the customer obtains control over that asset, with control defined as the ability to direct the use of, and obtain substantially all of the remaining benefits from the asset.

It has also introduced more prescriptive indications:

•	If the contract (or a combination of contracts) contains more than one promised good or service, when and how the goods and services should be delivered.

•	If the transaction price distributed to each performance obligation should be recognized as income over the course of a period of time or at a certain point in time. Under IFRS 15, an entity recognizes revenue when an obligation is performed, namely, when the control of the goods and services which has a particular obligation is transferred to the customer. The new model does not include separate guidelines for the “sale of goods” and the “provision of services”. Instead, it requires that entities evaluate whether the revenue should be recognized over a period of time or at a given point in time, regardless of whether the said revenue includes “the sale of goods” or “the provision of services”.

•	Where the transaction price contains an estimation of variable payments, how the amount and the time will affect the recognition of revenue. The concept of estimation of variable consideration is broad. A transaction price is considered variable on account of discounts, refunds, credits, price concessions, incentives, performance bonuses, penalties and contingency agreements. The new model introduces a major condition for a variable consideration to be recognized as revenue: only until it is highly improbable that a significant change in the accumulated revenue amount will occur, once the uncertainty associated with the variable consideration has been resolved.

•	When the incurred costs to execute a contract and the costs to perform it may be recognized as an asset.

Within this regulatory framework, contracts with customers were analyzed, the main ones being:

•	Contracts for the sale of fuel in consignment;

•	Contracts for the direct sale of fuel;

•	Contracts for the sale of natural gas;

•	Contracts and agreements for the sale of other refined products;

•	Construction contracts.

In the first four types of contracts, related to the sale of goods, income is recognized when the control of the goods is transferred to the customer. Even in the case of consignment contracts, income is not recognized until the good is sold to the intermediary’s customer. It is emphasized that in these contracts there are no performance obligations that are separate or different from the delivery of goods.

In the case of the construction contracts, income is recognized considering the estimated final margin for each project that arises from technical studies on sales and the estimated total costs of each of them, as well as their physical progress. In this type of contract, performance obligations are satisfied over time.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2018 AND COMPARATIVE INFORMATION (UNAUDITED)

2. BASIS OF PREPARATION OF THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

The Group has adopted the full retrospective method for the implementation of this standard, which has not affected the accounting policies related to the recognition of revenues from contracts with customers, as explained in Note 2.b.11 to the annual consolidated financial statements, and therefore the initial retained earnings have not been affected either.

The Group has adopted the standard’s terminology, identifying “Contract Assets” and “Contract Liabilities”. Thus, certain reclassifications have been made in the statements of financial position in the comparative amounts for the fiscal year ended December 31, 2017, as shown below:

	Amounts as of December 31, 2017		Reclassifications IFRS 15		Amounts restated as of December 31, 2017
	Non-current	Current	Non-current	Current	Non-current	Current
Assets
Inventories	—	27,291	—	(142)	—	27,149
Contract Assets	—	—	—	142	—	142
Liabilities
Accounts Payable	1,655	47,371	(1,470)	(1,460)	185	45,911
Contract Liabilities	—	—	1,470	1,460	1,470	1,460

Additionally, IFRS 15 introduces requirements aimed at providing new disaggregation of information to be disclosed. Based on the revenue analysis carried out by the Company’s Board of Directors, Note 20 has been broken down by (i) type of good or service; (ii) sales channels, and (iii) target market, according to the reported business segments.

•	IFRS 9 – Financial Instruments

The criteria and requirements defined by the standard may be divided into three groups:

Classification and measurement of financial assets and liabilities

The Group adopted IFRS 9 as of the transition date in accordance with the regulations in force in 2013, which dealt with everything related to the classification and measurement of financial assets and liabilities. With respect to the application of IFRS 9 (as revised in 2014), based on the Company’s analysis of the Group’s financial assets and liabilities as of March 21, 2018 and December 31, 2017, and on the prevailing facts and circumstances on the respective dates, its application did not have any impact on the accounting treatments described in the Notes to the annual consolidated financial statements regarding the issues mentioned in this paragraph.

Hedge Accounting:

The general hedge accounting requirements of IFRS 9 maintain the three types of hedge accounting mechanisms included in IAS 39. However, the eligible types of hedge accounting transactions are now much more flexible, especially by expanding the types of instruments that are classified as hedging instruments and the types of risk components of non-financial elements ideal for hedge accounting.

Additionally, the effectiveness test has been reviewed and replaced by the principle of “economic relationship”. A retrospective evaluation is no longer required to measure the effectiveness of coverage. Many more disclosure requirements have been added regarding the entity’s risk management activities.

The application of this standard related to hedge accounting has not had any impact because the Group has not carried out this type of transactions as of the end of this period or in the fiscal year ended December 31, 2017.

Impairment methodology

The impairment model provided under IFRS 9 reflects expected credit losses, as opposed to credit losses incurred under IAS 39. Within the scope of impairment under IFRS 9, it is no longer necessary for a credit event to occur before credit losses are recognized. In contrast, an entity always records both the expected credit losses and their changes. The amount of expected credit losses must be updated on the issuance date of each financial statement in order to reflect any changes in credit risk since initial recognition.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2018 AND COMPARATIVE INFORMATION (UNAUDITED)

2. BASIS OF PREPARATION OF THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

The Group estimated the impairment of its financial and contract assets based on the simplified model, by preparing a matrix per category and dividing the assets into groups based on the type of customer: i) related parties, ii) public sector and iii) private sector. These groups were subsequently divided into sub-groups based on special characteristics indicative of the repayment capacity, such as i) payment arrears, ii) existence of guarantees, iii) existence of a judicial proceeding already initiated or in process of initiation for collection purposes, among others. Once each Group was defined, an expected bad-debt rate was assigned based on historical default rates adjusted to future economic conditions.

Thus, the accounting policy related to the impairment of financial assets described in Note 2.b.2) to the annual consolidated financial statements was replaced. Under that policy the impairment of a financial asset was recorded only when there was an objective evidence of the impairment of the asset, based on the difference between the book value of the asset and the present value of the estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate.

In compliance with the exception provided under IFRS 9, the Group has retroactively applied the changes in the standard, without restating the comparative amounts. Therefore, the difference between the previous accounting amounts and the new initial amounts resulting from the initial application of the standard were recognized as an adjustment in the “Retained Earnings” as of January 1, 2018. The information disclosed for 2017 reflects the requirements set forth in IAS 39, and not those of IFRS 9 in relation to impairment of financial assets. The implementation of the impairment method introduced by the standard generated a loss of 425 with the consequent effect on the deferred tax of 127. The net effect shown in the statement of changes in shareholders’ equity was of 298, which was not significant for the financial position and/or performance of the Group.

2.c) Accounting Estimates and Judgments

The preparation of financial statements at a certain date requires Management to make estimates and assessments affecting the amount of assets and liabilities recorded, contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual future results might differ from the estimates and assessments made as of the date of preparation of these condensed interim consolidated financial statements.

In preparing these condensed interim consolidated financial statements, significant estimates and judgments were made by Management in applying the Group’s accounting policies and the main sources of uncertainty were consistent with those applied by the Group in the preparation of the annual consolidated financial statements, which are disclosed in Notes 2.b and 2.c to the annual consolidated financial statements.

2.d) Comparative information

Amounts and other information corresponding to the year ended on December 31, 2017 and to the three-month period ended on March 31, 2017 are an integral part of these condensed interim consolidated financial statements and are intended to be read only in relation to these financial statements.

Additionally, certain amounts in the statement of financial position have been reclassified due to the accounting policy changes mentioned in paragraph b) of this Note.

3. SEASONALITY OF OPERATIONS

Historically, the Group’s results have been subject to seasonal fluctuations during the year, particularly as a result of the increase in natural gas sales during the winter. After the 2002 devaluation of the Argentine peso, and as a consequence of the natural gas price freeze imposed by the Argentine government, the use of natural gas has been diversified, generating an increase in demand throughout the entire year. However, the recent adjustment in gas prices, which also affects the residential market where the demand has shown certain susceptibility to the price of gas, may lead the Group to seasonal fluctuations in its sales volumes and prices, which might adversely affect the level of production and sale of natural gas.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2018 AND COMPARATIVE INFORMATION (UNAUDITED)

4. ACQUISITIONS AND DISPOSITIONS

•	Agreement for YPF EE’s capitalization

On March 20, 2018 GE EFS Power Investments B.V., a subsidiary of EFS Global Energy B.V (both companies indirectly controlled by GE Energy Financial Services, Inc.), subscribed YPF EE shares representing 24.99% of its capital stock. Since then, GE EFS Power Investments and YPF jointly control YPF EE, undertaking to contribute as follows:

•	Subscription price of US$ 275 million:

•	US$ 135 million as of the closing date of the transaction; and

•	US$ 140 million 12 months after the closing date of the transaction.

•	Contingent price of up to the maximum sum of US$ 35 million subject to the evolution of the electric market prices (33.33% as of 24 months from the closing date of the transaction and 16.67% each subsequent year).

In this way, the capital structure of YPF EE after the issuance of shares is as follows:

Shareholder	Number of Shares	Participation in the capital stock	Kind of Share
YPF	2,723,826,879	72.69218%	A
OPESSA	86,476,112	2.30783%	A

Group	2,810,302,991	75.00001%	A
GE	936,767,364	24.99999%	B

Total	3,747,070,355	100.00000%

As a result of this process, the Group reflected the investment in YPF EE in its consolidated financial statements as of December 31, 2017 as assets and liabilities held for disposal in separate lines from the rest of the assets and liabilities, given that as of that date they had met all the requirements for this classification. (See Note 2.b.24 and Note 3 to the annual consolidated financial statements).

The following table shows the main assets and liabilities held for disposal as of December 31, 2017:

•	Group of assets held for disposal:

December 31, 2017
Property, plant and equipment	4,982
Investments in associates and joint ventures	2,117
Inventories	1
Other receivables	914
Credits for sale	713
Investments in financial assets	78
Cash and cash equivalents	61

Subtotal	8,866

Deletions	(43)

Total	8,823

•	Liabilities associated to the group of assets held for disposal:

December 31, 2017
Provisions	96
Deferred tax liabilities	282
Remuneration and social security charges	47
Other liabilities	1
Loans	4,072
Accounts payable	938

Subtotal	5,436

Deletions	(1,243)

Total	4,193

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2018 AND COMPARATIVE INFORMATION (UNAUDITED)

4. ACQUISITIONS AND DISPOSITIONS (Cont.)

As of March 31, 2018, as a result of the implementation of IFRS 10 and the aforementioned capitalization process of YPF EE, the Group recorded a gain of 11,980 (11,879 through YPF and 101 through OPESSA) included in the item “Other net operating results”, which includes a gain of 13,552 (13,451 through YPF and 101 through OPESSA) due to the dilution of its interest in YPF EE with the consequent loss of control over it and the subsequent revaluation of its residual interest and a loss of 1,572 (fully corresponding to YPF) for the reversal to net profit for the period of the balance accrued from the investment translation in this Company.

In order to determine the fair value of the investment in YPF EE, the Group has considered the elements available as of the date of these financial statements, including the best estimation of the occurrence of the contingent payments provided in the operation. However, for the measurement of this fair value the Group has a term of one year to evaluate all the facts and circumstances existing as of the transaction date that might modify such measurement.

Regarding the participation held after the aforementioned transaction, the Group has followed the guidelines of IFRS 10 “Consolidated financial statements” and has concluded that from the entry of GE in YPF EE, GE and YPF will jointly control YPF EE. Consequently, the Group will apply IFRS 11 “Joint Arrangements” defining such company as a joint venture, and will value it according to the equity method under the IAS 28 “Investments in associates and joint ventures”.

Some of the main evaluated assumptions are described below:

(i)	Any decisions about the relevant activities of YPF EE thereof are to be taken jointly, there being no power of one shareholder over the other in relation to such activities, regardless of the different percentages of equity interests held in YPF EE by each of them. Although the Group owns a 75.00001% stake in YPF EE, according to the shareholders’ agreement, the following is required for decision-making purposes regarding the relevant activities: the approval of at least one Director appointed by each class of shares at the meeting of the Board of Directors and the approval of each class of shares for the adoption of such decisions at the Shareholders’ meeting;

(ii)	No shareholder has any power, as defined in IFRS 10, to the detriment of any other, independently of the number of Directors or personnel (key or not) appointed by each class of shares, in the management of the Company for its own benefit or to unilaterally modify the variable investment returns or ultimately, to unilaterally direct any of the decisions associated with the relevant activities.

5. FINANCIAL RISK MANAGEMENT

The Group’s activities are exposed to a variety of financial risks: market risk (including foreign currency risk, interest rate risk and price risk), credit risk and liquidity risk. The Group maintains an organizational structure and systems that allow for the identification, measurement and adoption of the necessary actions in order to minimize the risks to which it is exposed.

The condensed interim consolidated financial statements do not include all the information and disclosures on financial risk management. Therefore, they should be read in conjunction with the Group’s annual consolidated financial statements.

There have been no significant changes in the risk management or risk management policies applied by the Group since the last fiscal year end. See Note 4 to the annual consolidated financial statements.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2018 AND COMPARATIVE INFORMATION (UNAUDITED)

6. SEGMENT INFORMATION

The different segments in which the Group is organized take into consideration the different activities from which the Group obtains income and incurs expenses. The organizational structure is based on the way in which the highest decision-making authority analyzes the main financial and operating magnitudes for making decisions about resource allocation and performance assessment also considering the Group’s business strategy.

•	Upstream

The Upstream segment carries out all activities relating to the exploration, development and production of oil and natural gas.

Revenue is generated from (i) the sale of produced oil to the Downstream segment and, marginally, from its sale to third parties; and (ii) the sale of produced gas to the Gas and Power segment.

•	Gas and Power

The Gas and Power segment generates its revenue from the development of activities relating to: (i) the natural gas commercialization to third parties and the Downstream segment, (ii) the commercial and technical operation of LNG regasification terminals in Bahía Blanca and Escobar, by hiring two regasification vessels, and (iii) the natural gas distribution. Additionally, for the three-month period ended March 31, 2017, it included the generation of conventional and renewable electricity.

In addition to the proceeds derived from the sale of natural gas to third parties and the intersegment, which is then recognized as a “purchase” to the Upstream segment, and including Stimulus Plans for Natural Gas production in force (see Note 30 to the annual consolidated financial statements), Gas and Power accrues a fee in its favor with the Upstream segment to carry out such commercialization.

•	Downstream

The Downstream segment develops activities relating to: (i) oil refining and petrochemical production, (ii) commercialization of refined and petrochemical products obtained from such processes, and (iii) logistics related to the transportation of oil and gas to refineries and the transportation and distribution of refined and petrochemical products to be marketed in the different sales channels.

It obtains its income from the marketing mentioned in item (ii) above, which is developed through the Retail, Industry, Agro, LPG, Chemicals and Lubricants and Specialties businesses.

It incurs all expenses related to the aforementioned activities, including the purchase of oil from the Upstream segment and third parties and the natural gas to be consumed in the refinery and petrochemical industrial complexes from the Gas and Power segment.

•	Central Administration and Others

It covers other activities, not falling into the aforementioned categories, mainly corporate administrative expenses and assets and construction activities.

Sales between business segments were made at internal transfer prices established by the Group, which generally seek to approximate domestic market prices.

Operating profit and assets for each segment have been determined after consolidation adjustments.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2018 AND COMPARATIVE INFORMATION (UNAUDITED)

6. SEGMENT INFORMATION (Cont.)

	Upstream		Gas and Power		Downstream	Central Administration and Others	Consolidation Adjustments(1)	Total
For the three-month period ended March 31, 2018
Revenues from sales	220		15,542		60,062	875	(876)	75,823
Revenues from intersegment sales	38,484		1,476		275	2,016	(42,251)	—

Revenues	38,704		17,018		60,337	2,891	(43,127)	75,823

Operating profit / (loss)	2,148		12,251	(3)	4,009	(989)	(65)	17,354
Income from equity interests in associates and joint ventures	—		174		40	—	—	214
Depreciation of property, plant and equipment	16,300	(2)	57		2,076	281	—	18,714
Acquisition of property, plant and equipment	13,033		379		1,255	207	—	14,874
Assets	266,959		61,054		173,298	55,707	(4,759)	552,259
For the three-month period ended March 31, 2017
Revenues from sales	155		12,755		43,978	714	(599)	57,003
Revenues from intersegment sales	27,622		990		202	1,566	(30,380)	—

Revenues	27,777		13,745		44,180	2,280	(30,979)	57,003

Operating profit / (loss)	899		558		4,364	(1,006)	(304)	4,511
Income from equity interests in associates and joint ventures	—		56		(34)	—	—	22
Depreciation of property, plant and equipment	9,935	(2)	65		1,569	195	—	11,764
Impairment of property, plant and equipment	9,448		943		1,279	280	—	11,950
As of December 31, 2017
Assets	251,525		45,395		158,800	53,934	(3,936)	505,718

(1)	Corresponds to the elimination of income among segments of the YPF Group.
(2)	Includes depreciation of charges for impairment of property, plant and equipment.
(3)	Includes the result for revaluation of the interest in YPF EE (see Note 4).

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2018 AND COMPARATIVE INFORMATION (UNAUDITED)

7. FINANCIAL INSTRUMENTS BY CATEGORY

Fair value measurements

Fair value measurements are described in Note 6 to the annual consolidated financial statements

The tables below show the Group’s financial assets measured at fair value as of March 31, 2018 and December 31, 2017, and their allocation to their fair value hierarchies:

	As of March 31, 2018
Financial assets	Level 1	Level 2	Level 3	Total
Investments in financial assets:
- Public securities	8,834	—	—	8,834

	8,834	—	—	8,834

Cash and cash equivalents:
- Mutual funds	21,167	—	—	21,167

	21,167	—	—	21,167

	30,001	—	—	30,001

	As of December 31, 2017
Financial assets	Level 1	Level 2	Level 3	Total
Investments in financial assets:
- Public securities	12,936	—	—	12,936

	12,936	—	—	12,936

Cash and cash equivalents:	19,051	—	—	19,051

- Mutual funds	19,051	—	—	19,051

	31,987	—	—	31,987

The Group has no financial liabilities at fair value through profit or loss.

Fair value estimates

From December 31, 2017 until March 31, 2018, there have been no significant changes in the commercial or economic circumstances affecting the fair value of the Group’s assets and financial liabilities, whether measured at fair value or amortized cost, except as mentioned in Note 30.b.

Furthermore, during the three-month period ended March 31, 2018, there were no transfers between the different hierarchies used to determine the fair value of the Group’s financial instruments.

Fair value of financial assets and financial liabilities measured at amortized cost

The estimated fair value of loans, considering unadjusted listed prices (Level 1) for Negotiable Obligations and interest rates offered to the Group (Level 3) in connection with the remaining financial loans amounted to 204,180 and 200,264 as of March 31, 2018 and December 31, 2017, respectively.

The fair value of other receivable, trade receivables, cash and cash equivalents, accounts payable and Other liabilities do not differ significantly from their book value.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2018 AND COMPARATIVE INFORMATION (UNAUDITED)

8. INTANGIBLE ASSETS

Changes in the Group’s intangible assets for the three-month period ended March 31, 2018 and the year ended December 31, 2017 are as follows:

	Service concession	Exploration rights	Other intangibles	Total
Cost	11,749	3,093	5,494	20,336
Accumulated amortization	7,235	149	4,838	12,222

Balances as of December 31, 2016	4,514	2,944	656	8,114

Cost
Increases	947	8	198	1,153
Translation effect	2,141	513	953	3,607
Decreases and reclassifications	(13)	(149)	185	23
Accumulated amortization
Increases	615	—	223	838
Translation effect	1,330	—	885	2,215
Decreases and reclassifications	—	(149)	17	(132)
Cost	14,824	3,465	6,830	25,119
Accumulated amortization	9,180	—	5,963	15,143

Balances as of December 31, 2017	5,644	3,465	867	9,976

Cost
Increases	206	—	48	254
Translation effect	1,191	277	523	1,991
Decreases and reclassifications	—	(82)	(3)	(85)
Accumulated amortization
Increases	191	—	56	247
Translation effect	741	—	486	1,227
Decreases and reclassifications	—	—	—	—
Cost	16,221	3,660	7,398	27,279
Accumulated amortization	10,112	—	6,505	16,617

Balances as of March 31, 2018	6,109	3,660	893	10,662

9. PROPERTY, PLANT AND EQUIPMENT

	March 31, 2018	December 31, 2017
Net book value of property, plant and equipment	405,387	382,630
Provision for obsolescence of materials and equipment	(1,790)	(1,652)
Provision for impairment of property, plant and equipment	(26,542)	(26,535)

	377,055	354,443

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2018 AND COMPARATIVE INFORMATION (UNAUDITED)

9. PROPERTY, PLANT AND EQUIPMENT (Cont.)

Changes in Group’s property, plant and equipment for the three-month period ended March 31, 2018 and the year ended December 31, 2017 are as follows:

	Land and buildings	Mining property, wells and related equipment	Refinery equipment and petrochemical plants	Transportation equipment	Materials and equipment in warehouse	Drilling and work in progress	Exploratory drilling in progress	Furniture, fixtures and installations	Selling equipment	Infrastructure for natural gas distribution	Electric power generation facilities		Other property	Total
Cost	18,429	625,628	112,560	5,551	14,239	52,673	1,978	8,089	14,346	3,191	1,762		9,965	868,411
Accumulated depreciation	7,497	432,002	54,735	3,285	—	—	—	6,401	9,119	1,301	1,394		6,998	522,732

Balances as of December 31, 2016	10,932	193,626	57,825	2,266	14,239	52,673	1,978	1,688	5,227	1,890	368		2,967	345,679

Cost
Increases	49	(4,370)	103	66	7,394	47,453	2,207	20	—	—	—		174	53,096
Translation effect	3,028	113,481	19,728	1,032	2,101	8,568	373	1,466	2,744	—	—		1,651	154,172
Decreases and reclassifications	(112)	40,614	2,284	965	(7,741)	(49,165)	(1,687)	879	1,698	215	(1,762	)(4)	188	(13,624)
Accumulated depreciation
Increases	437	54,980	5,395	602	—	—	—	717	854	80	87		315	63,467
Translation effect	1,303	81,108	9,983	609	—	—	—	1,196	1,684	—	—		1,151	97,034
Decreases and reclassifications	13	(1,756)	(953)	16	—	—	—	372	(1)	—	(1,481	)(4)	(18)	(3,808)
Cost	21,394	775,353	134,675	7,614	15,993	59,529	2,871	10,454	18,788	3,406	—		11,978	1,062,055
Accumulated depreciation	9,250	566,334	69,160	4,512	—	—	—	8,686	11,656	1,381	—		8,446	679,425

Balances as of December 31, 2017	12,144	209,019 (1)	65,515	3,102	15,993	59,529	2,871	1,768	7,132	2,025	—		3,532	382,630

Cost
Increases	10	329	—	6	2,503	11,111	876	24	—	—	—		15	14,874 (3)
Translation effect	1,639	62,638	10,882	582	1,150	4,680	224	833	1,518	—	—		909	85,055
Decreases and reclassifications	134	8,706	238	44	(2,961)	(9,190)	(205)	16	184	50	—		552	(2,432)
Accumulated depreciation
Increases	119	18,628	1,623	154	—	—	—	195	256	20	—		107	21,102 (3)
Translation effect	723	45,749	5,592	350	—	—	—	696	942	—	—		632	54,684
Decreases and reclassifications	—	(1,024)	—	(12)	—	—	—	3	—	(8)	—		(5)	(1,046)
Cost	23,177	847,026	145,795	8,246	16,685	66,130	3,766	11,327	20,490	3,456	—		13,454	1,159,552
Accumulated depreciation	10,092	629,687	76,375	5,004	—	—	—	9,580	12,854	1,393	—		9,180	754,165

Balances as of March 31, 2018	13,085	217,339 (1)	69,420	3,242	16,685	66,130	3,766 (2)	1,747	7,636	2,063	—		4,274	405,387

(1)	Includes 10,557 and 10,003 of mineral property as of March 31, 2018 and December 31, 2017, respectively.
(2)	As of March 31, 2018, there are 42 exploratory wells in progress. During the three-month period ended on such date, 10 wells were drilled, 2 wells were charged to exploratory expenses and 1 well was transferred to properties with proven reserves in the mining property, wells and related equipment account.
(3)	Includes 333 and 278 of cost and accumulated amortization, respectively, corresponding to additions for the acquisition of a participation in the Ramos area.
(4)	Includes 6,772 and 1,790 of cost and accumulated amortization, respectively, corresponding to the reclassification of assets of YPF EE as held for disposal.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2018 AND COMPARATIVE INFORMATION (UNAUDITED) 9. PROPERTY, PLANT AND EQUIPMENT (Cont.)

The Group capitalizes the financial cost as part of the cost of the assets. For the three-month period ended March 31, 2018 and 2017, the rate of capitalization was 10.41% and 12.54%, respectively, and the amount capitalized was 146 and 204, respectively, for the period mentioned above.

Set forth below is the evolution of the provision for obsolescence of materials and equipment for the three-month period ended March 31, 2018 and 2017:

	For the three-month period ended March 31,
	2018	2017
Amount at beginning of year	1,652	1,380
Increase charged to expenses	1	1
Amounts incurred due to utilization	—	(4)
Transfers and other movements	5	68
Translation differences	132	(44)

Amount at end of period	1,790	1,401

Set forth below is the evolution of the provision for impairment of property, plant and equipment for three-month period ended on March 31, 2018 and 2017:

	For the three-month period ended March 31,
	2018	2017
Amount at beginning of year	26,535	36,285
Depreciation(1)	(2,110)	(2,167)
Translation differences	2,117	(1,116)

Amount at end of period	26,542	33,002

(1)	Included in “Depreciation of property, plant and equipment” in Note 22.

10. INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

The following table shows the value of the investments in associates and joint ventures at an aggregate level, considering that none of the individual companies is material, as of March 31, 2018 and December 31, 2017:

	March 31, 2018	December 31, 2017
Amount of investments in associates	1,185	911
Amount of investments in joint ventures	22,935	5,146
Provision for impairment of investments in associates and joint ventures	(12)	(12)

	24,108	6,045

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2018 AND COMPARATIVE INFORMATION (UNAUDITED)

10. INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (Cont.)

The main movements during the three-month period ended March 31, 2018 and 2017, which affected the value of the aforementioned investments, correspond to:

	For the three-month period ended March 31,
	2018	2017
Amount at the beginning of year	6,045	5,488
Acquisitions and contributions	280	282
Income on investments in associates and joint ventures	214	22
Conversion differences	388	(106)
Distributed dividends	(104)	(95)
Interest maintained in YPF EE (1)	17,285	—

Amount at the end of period	24,108	5,591

(1)	Corresponds to the fair value of the interest maintained in the investment in YPF EE following the loss of control. See Note 4.

The following table shows the principal amounts of the results of the investments in associates and joint ventures of the Group, calculated according to the equity value therein, for the three-month period ended March 31, 2018 and 2017. The Group has adjusted, if applicable, the values reported by these companies to adapt them to the accounting criteria used by the Group for the valuation equity method in the aforementioned dates:

	Associates		Joint ventures
	For the three-month period ended March 31,		For the three-month period ended March 31,
	2018	2017	2018	2017
Net income / (loss)	52	(18)	162	40
Other comprehensive income	15	(7)	373	(99)

Comprehensive income for the period	67	(25)	535	(59)

The Group does not have investments in subsidiaries with significant non-controlling interests. Likewise, the Group does not have investments in associates and joint ventures that are significant, with the exception of the investment in YPF EE.

The assets and liabilities as of March 31, 2018 of YPF EE and its reconciliation with the registered investment are detailed below:

For the three- month period ended March 31, 2018
Noncurrent assets	10,915
Current assets	6,109

Total assets	17,024

Noncurrent liabilities	4,362
Current liabilities	3,122

Total liabilities	7,484

Total shareholders’ equity	9,540

The results of YPF EE are not included because the Group’s participation in them is not significant for the three-month period ended March 31, 2018.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2018 AND COMPARATIVE INFORMATION (UNAUDITED)

10. INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (Cont.)

The following table shows information of the subsidiaries:

				Information of the issuer
	Description of the Securities					Last Financial Statements Available
Name and Issuer	Class	Face Value	Amount	Main Business	Registered Address	Date	Capital stock	Net profit (loss)	Equity	Holding in Capital Stock
Subsidiaries:(8)
YPF International S.A.(6)	Common	Bs.100	66,897	Investment	La Plata Street 19, Santa Cruz de la Sierra, República de Bolivia	03-31-18	15	— (7)	29	100.00%
YPF Holdings Inc.(6)	Common	US$ 0.01	810,614	Investment and finance	10333 Richmond Avenue I, Suite 1050, TX, U.S.A.	03-31-18	16,291	(3)	(4,030)	100.00%
Operadora de Estaciones de Servicios S.A.	Common	$1	163,701,747	Commercial management of YPF’s gas stations	Macacha Güemes 515, Buenos Aires, Argentina	03-31-18	164	243	1,150	99.99%
A-Evangelista S.A.	Common	$1	307,095,088	Engineering and construction services	Macacha Güemes 515, Buenos Aires, Argentina	03-31-18	307	(129)	805	100.00%
Metrogas S.A.	Common	$1	398,419,700	Providing the public service of natural gas distribution	Gregorio Aráoz de Lamadrid 1360, Buenos Aires, Argentina.	03-31-18	569	(403)	8,582	70.00%
YPF Chile S.A.(6)	Common	— —	50,968,649	Lubricants and aviation fuels trading and hydrocarbons research and exploration	Villarica 322; Módulo B1, Qilicura, Santiago	03-31-18	918	(1)	1,501	100.00%
YPF Tecnología S.A.	Common	$1	234,291,000	Investigation, development, production and marketing of technologies, knowledge, goods and services	Macacha Güemes 515, Buenos Aires, Argentina	03-31-18	459	22	713	51.00%
Compañía de Inversiones Mineras S.A.	Common	$1	17,043,060	Exploration, exploitation, processing, management, storage and transport of all types of minerals; assembly, construction and operation of facilities and structures and processing of products related to mining	Macacha Güemes 515, Buenos Aires, Argentina	03-31-18	236	1	182	100.00%
Bajo del Toro II S.R.L.	Membership interests	$1	1,270,815,165	Exploration, discovery, exploitation, purchase, production, storage, transport, import, export and marketing of all types of liquid or gaseous hydrocarbons and carrying out all acts that are not prohibited by law, including, but not limited to the execution of money loans as lender and/or borrower	Macacha Güemes 515, Buenos Aires, Argentina	12-31-17	1,271	90	1,341	100.00%

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2018 AND COMPARATIVE INFORMATION (UNAUDITED)

10.    INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (Cont.)

The following table shows the investments in associates and joint ventures:

	03-31-2018													12-31-2017
						Information of the issuer
	Description of the Securities							Last Financial Statements Available
Name and Issuer	Class	Face Value	Amount	Book value (2)	Cost (1)	Main Business	Registered Address	Date	Capital stock	Net profit (loss)	Equity	Holding in Capital Stock		Book Value (2)
Joint ventures:
YPF Energía Eléctrica S.A. (5)	Common	$1	1,879,916,921	17,285	1,085	Exploration, mining and marketing of hydrocarbons and generation, transport and marketing of electric energy	Macacha Güemes 515, Buenos Aires, Argentina	12-31-17	2,507	928	3,441	75.00%		—	(9)
Compañía Mega S.A.(6) (5)	Common	$1	244,246,140	2,033	—	Separation, fractionation and transportation of natural gas liquids	San Martín 344, P. 10º, Buenos Aires, Argentina	12-31-17	643	1,066	3,431	38.00%		1,725
Profertil S.A.(6)	Common	$1	391,291,320	3,005	—	Production and marketing of fertilizers	Alicia Moreau de Justo 740, P. 3, Buenos Aires, Argentina	12-31-17	783	603	1,655	50.00%		2,862
Refinería del Norte S.A.	Common	$1	45,803,655	538	—	Refining	Maipú 1, P. 2º, Buenos Aires, Argentina	12-31-17	92	91	1,081	50.00%		483

				22,861	1,085									5,070

Associates:
Oleoductos del Valle S.A.	Common	$10	4,072,749	272	—	Oil transportation by pipeline	Florida 1, P. 10º, Buenos Aires, Argentina	03-31-18	110	80	737	37.00%		242
Terminales Marítimas Patagónicas S.A.	Common	$10	476,034	106	—	Oil storage and shipment	Av. Leandro N. Alem 1180, P. 11º, Buenos Aires, Argentina	12-31-17	14	28	311	33.15%		103
Oiltanking Ebytem S.A.	Common	$10	351,167	190	—	Hydrocarbon transportation and storage	Terminal Marítima Puerto Rosales – Province of Buenos Aires, Argentina.	12-31-17	12	247	279	30.00%		211
Gasoducto del Pacífico (Argentina) S.A.	Preferred	$1	15,579,578	43	—	Gas transportation by pipeline	San Martín 323, P.13°, Buenos Aires, Argentina	12-31-17	156	116	445	10.00%		44
Central Dock Sud S.A.	Common	$0.01	11,869,095,145	290	280	Electric power generation and bulk marketing	Pasaje Ingeniero Butty 220, P.16°, Buenos Aires, Argentina	03-31-17	1,231	758	2,578	10.25	%(4)	—	(9)
Oleoducto Trasandino (Argentina) S.A.	Preferred	$1	12,135,167	44	—	Oil transportation by pipeline	Macacha Güemes 515, P.3º, Buenos Aires, Argentina	12-31-17	34	15	125	36.00%		41
YPF Gas S.A.	Common	$1	59,821,434	213	—	Gas fractionation, bottling, distribution and transport for industrial and/or residential use	Macacha Güemes 515, P.3º, Buenos Aires, Argentina	12-31-17	176	150	818	33.99%		235
Other companies:
Other (3)	—	—	—	101	208	—	—	—	—	—	—	—		111

				1,259	488									987

				24,120	1,573									6,057

(1)	Corresponds to cost and contributions, net of dividends collected and capital reductions.
(2)	Corresponds to Holding in shareholders’ equity plus adjustments in order to conform to YPF accounting principles.
(3)	Includes Gasoducto del Pacífico (Cayman) Ltd., A&C Pipeline Holding Company, Poligás Luján S.A.C.I., Oleoducto Transandino (Chile) S.A., Bizoy S.A., Civeny S.A., Bioceres S.A. and Petrofaro S.A.
(4)	Additionally, the Group has a 29.99% indirect holding in capital stock through Inversora Dock Sud S.A.
(5)	As stipulated by shareholders’ agreement, joint control is held in this company by shareholders.
(6)	The U.S. dollar has been defined as the functional currency of this company.
(7)	No value is disclosed because the carrying value is less than 1.
(8)	Additionally, consolidates Compañía Minera de Argentina S.A., YPF Services USA Corp., YPF Europe B.V., YPF Brasil Comércio Derivado de Petróleo Ltda, Wokler Investment S.A., YPF Colombia S.A.S., Miwen S.A., Eleran Inversiones 2011 S.A.U., Lestery S.A., Energía Andina S.A and Bajo de Toro I S.R.L.
(9)	The investments that YPF holds in CDS, IDS, YGEN e YGEN II through its subsidiary YPF EE were reclassified to Assets held for disposal as of December 31, 2017.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2018 AND COMPARATIVE INFORMATION (UNAUDITED)

11. INVENTORIES

	March 31, 2018		December 31, 2017
Refined products	18,441		16,260
Crude oil and natural gas	8,253		8,474
Products in process	628		640
Raw materials, packaging materials and others	1,908		1,775

	29,230	(1)	27,149	(1)

(1)	As of March 31, 2018 and December 31, 2017, the cost of inventories does not exceed their net realizable value.

12. OTHER RECEIVABLES

	March 31, 2018		December 31, 2017
	Noncurrent	Current	Noncurrent	Current
Trade	80	3,158	74	2,892
Tax credit, export rebates and production incentives	537	3,524	360	3,131
Loans to third parties and balances with related parties (1)	204	1,897	185	1,116
Collateral deposits	1	319	1	315
Prepaid expenses	200	1,722	180	934
Advances and loans to employees	3	451	17	412
Advances to suppliers and custom agents (2)	2	3,809	2	1,700
Receivables with partners in JO	734	2,139	743	1,165
Insurance receivables	—	130	—	206
Miscellaneous	25	1,113	31	870

	1,786	18,262	1,593	12,741
Provision for other doubtful receivables	(278)	(66)	(258)	(57)

	1,508	18,196	1,335	12,684

(1)	See Note 31 for information about related parties.
(2)	Includes, among others, advances to customs agents for the payment of taxes and import rights related to the imports of fuels and goods.

13. TRADE RECEIVABLES

	March 31, 2018		December 31, 2017
	Noncurrent	Current	Noncurrent	Current
Accounts receivable and related(1)(2)	13,967	36,091	2,210	41,972
Provision for doubtful trade receivables	—	(1,899)	—	(1,323)

	13,967	34,192	2,210	40,649

(1)	See Note 31 for information about related parties.
(2)	See Note 20 for information about contract trade receivables.

Changes in the provision for doubtful trade receivables

	For the three-month period ended March 31,
	2018	2017
Balance at beginning of year	1,323	1,084

Modification of balance at beginning of year (1)	425	—

Balance at beginning of year	1,748	1,084

Increases charged to expenses	95	35
Decreases charged to income	—	(15)
Amounts incurred due to utilization	8	(3)
Translation differences	48	(18)

Balance at end of year	1,899	1,083

(1)	Corresponds to the change in the accounting policy described in detail in Note 2.b.

14. CASH AND CASH EQUIVALENTS

	March 31, 2017	December 31, 2017
Cash and banks	12,325	9,672
Short-term investments	19	15
Financial assets at fair value through profit or loss (1)	21,167	19,051

	33,511	28,738

(1)	See Note 7.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2018 AND COMPARATIVE INFORMATION (UNAUDITED)

15. PROVISIONS

Changes in the Group’s provisions for the three-month period ended March 31, 2018 and for the fiscal year ended December 31, 2017 are as follows:

	Provision for pending lawsuits and contingencies		Provision for environmental liabilities		Provision for hydrocarbon wells abandonment obligations			Total
	Noncurrent	Current	Noncurrent	Current	Noncurrent		Current	Noncurrent	Current
Amount as of December 31, 2016	9,205	569	530	868	37,623		557	47,358	1,994

Increases charged to expenses	2,394	83	1,483	—	2,946		—	6,823	83
Decreases charged to income	(1,570)	(410)	(6)	—	8		2	(1,568)	(408)
Amounts incurred due to payments/utilization	(25)	(187)	—	(661)	—		(515)	(25)	(1,363)
Net exchange and translation differences	1,483	75	—	—	6,874		121	8,357	196
Reclassifications and other movements	180 (1)	558	(811)	811	(5,580	)(2)	571 (2)	(6,211)	1,940

Amount as of December 31, 2017	11,667	688	1,196	1,018	41,871		736	54,734	2,442

Increases charged to expenses	486	69	264	—	753		—	1,503	69
Decreases charged to income	(9)	(21)	—	—	(54)		—	(63)	(21)
Amounts incurred due to payments/utilization	(4)	(21)	—	(150)	—		(208)	(4)	(379)
Exchange and translation differences, net	658	44	—	—	3,390		60	4,048	104
Reclassifications and other movements	(41)	41	(139)	139	(207)		207	(387)	387

Amount as of March 31, 2018	12,757	800	1,321	1,007	45,753		795	59,831	2,602

(1)	Includes (2,098) corresponding to resolutions for contractual claims that were reclassified as Other liabilities (See Note 14.a.2 to the annual consolidated financial statements); and 2,932 of reclassifications of Other liabilities (see Note 27 to the annual consolidated financial statements)
(2)	Includes (4,913) corresponding to the annual recalculation of costs for abandonment of hydrocarbon wells for the years ended December 31, 2017 and (96) corresponding to liabilities reclassified as Liabilities associated to assets held for disposal as of December 31, 2017.

Provisions for lawsuits, claims and environmental liabilities are described in Note 14 to the annual consolidated financial statements. The news of the three-month period ended on March 31, 2018, are described below:

•	Claims under the scope of the CNDC

Regarding the claim of the Users and Consumers Association, the extraordinary appeal filed by the Company against the ruling of the Appellate Court has been sustained and the court file has been submitted to the CSJN.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2018 AND COMPARATIVE INFORMATION (UNAUDITED)

16. INCOME TAX

According to IAS 34, income tax expense is recognized in each interim period based on the best estimate of the effective income tax rate expected as of year-end. Amounts calculated for income tax expense for the three-month period ended March 31, 2018 may need to be adjusted in the subsequent period if, based on new factors of judgment, the estimate of the effective expected income tax rate changes.

The calculation of the income tax expense accrued for the three-month period ended March 31, 2018 and 2017 is as follows:

	For the three-month period ended March 31,
	2018	2017
Current income tax	(71)	(139)
Deferred income tax	(11,629)	2,959

	(11,700)	2,820

The reconciliation between the charge to income for income tax for the three-month period ended March 31, 2018 and 2017 and the one that would result from applying the prevailing tax rate on net income before income tax arising from the consolidated statements of comprehensive income for each year is as follows:

	For the three-month period ended March 31,
	2018	2017
Net income before income tax	17,686	(2,628)
Statutory tax rate	30%	35%

Statutory tax rate applied to net income before income tax	(5,306)	920
Effect of the valuation of property, plant and equipment and intangible assets measured in their functional currency	(14,898)	3,782
Exchange differences	5,793	(2,476)
Effect of the valuation of inventories	(975)	274
Income on investments in associates and joint ventures	64	8
Result of companies’ revaluation	3,594	—
Miscellaneous	28	312

Income tax	(11,700)	2,820

Breakdown of deferred tax as of March 31, 2018 and December 31, 2017 is as follows:

	March 31, 2018		December 31, 2017
Deferred tax assets
Provisions and other non-deductible liabilities	1,887		1,861
Tax losses carryforward and other tax credits	7,792		6,484
Miscellaneous	117		99

Total deferred tax assets	9,796		8,444

Deferred tax liabilities
Property, plant and equipment	(56,108)		(43,931)
Miscellaneous	(2,238)		(1,570)

Total deferred tax liabilities	(58,346)		(45,501)

Total deferred tax, net	(48,550	)(1)	(37,057)

(1)	Includes 127 as a result of the implementation of the impairment method in the calculation of the impairment of financial assets pursuant to IFRS 9, having an impact in “Retained earnings”. See Note 2.b.

As of March 31, 2018 and December 31, 2017 there are no significant unrecorded deferred tax assets.

As of March 31, 2018 and December 31, 2017, the Group has classified as deferred tax assets for 742 and 588, respectively, and as deferred tax liability 49,292 and 37,645, respectively, all of which arise from the net deferred tax balances of each of the separate companies included in these condensed interim consolidated financial statements.

As of March 31, 2018 and December 31, 2017, the transactions that generate entries to “Other comprehensive income”, did not create temporary differences for income tax.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2018 AND COMPARATIVE INFORMATION (UNAUDITED)

17. LOANS

					March 31, 2018				December 31, 2017
	Interest rate (1)			Maturity	Noncurrent		Current		Noncurrent		Current
Argentine pesos:
Negotiable obligations	16.50%	—	28.83%	2018-2024	29,240	(6)	5,995	(6)	29,640	(6)	5,753	(6)
Financial loans(3)	24.83%	—	27.33%	2018-2020	184		1,576		728		2,794
Account overdraft	27.00%	—	27.00%	2018	—		1		—		10

					29,424		7,572		30,368		8,557

Currencies other than the Argentine peso:
Negotiable obligations(2)(4)(5)	3.50%	—	10.00%	2018-2047	123,897		12,448		114,686		15,075
Export pre-financing	1.50%	—	4.75%	2018-2019	416		5,843		383		6,521
Imports financing	3.05%	—	3.84%	2018	—		6,958		—		4,595
Loans(5)	1.80%	—	6.38%	2018-2021	11,213		4,795		6,290		4,588

					135,526		30,044		121,359		30,779

					164,950		37,616		151,727		39,336

(1)	Annual interest rate in force as of March 31, 2018.

(2)	Disclosed net of 254 and 309 corresponding to YPF’s own negotiable obligations repurchased through open market transactions, as of March 31, 2018 and December 31, 2017, respectively.

(3)	Includes loans granted by Banco Nación Argentina. As of March 31, 2018, it includes 1,000, which accrues interest at a BADLAR variable rate plus a spread of 3.5 percentage points. As of December 31, 2017, it includes 2,500, 1,500 of which accrues interest at a BADLAR variable rate plus a spread of 3.5 percentage points and 1,000 of which accrues interest at a fixed rate of 20 percentage points. See Note 31.

(4)	Includes 1,652 and 1,528 as of March 31, 2018 and December 31, 2017, respectively, of nominal value of negotiable obligations that will be canceled in pesos at the applicable exchange rate in accordance with the terms of the series issued.

(5)	Includes 355 and 492 corresponding to financial loans and negotiable obligations secured by cash flows as of March 31, 2018 and December 31, 2017, respectively.

(6)	Includes 15,850 as of March 31, 2018 and December 31, 2017, of nominal value of NO that will be canceled in dollars at the applicable exchange rate according to the conditions of the issued series.

The breakdown of the Group’s loans as of the three-month period ended on March 31, 2018 and 2017 is as follows:

	For the three-month period ended March 31,
	2018	2017
Amount at beginning of the year	191,063	154,345
Proceeds from loans	8,666	4,769
Payments of loans	(9,435)	(8,393)
Payments of interest	(5,399)	(5,369)
Accrued interest(1)	5,223	4,080
Net exchange differences and translation	12,448	(3,144)

Amount at the end of the period	202,566	146,288

(1)	Includes capitalized financial costs. See Note 9.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2018 AND COMPARATIVE INFORMATION (UNAUDITED)

17. LOANS (Cont.)

Details regarding the Negotiable Obligations of the Group are as follows:

									March 31, 2018		December 31, 2017
Month	Year	Principal value		Ref.	Class	Interest rate(3)		Principal Maturity	Noncurrent	Current	Noncurrent	Current
YPF
-	1998	US$	15	(1) (6)	—	Fixed	10.00%	2028	298	12	276	5
December and March	2012/3		$2,828	(2) (4) (6) (7)	Class XIII	BADLAR plus 4.75%	27.73%	2018	—	1,427	—	1,427
April	2013		$2,250	(2) (4) (6) (7)	Class XVII	BADLAR plus 2.25%	25.09%	2020	2,250	94	2,250	96
June	2013		$1,265	(2) (4) (6)	Class XX	BADLAR plus 2.25%	25.25%	2020	1,265	12	1,265	12
July	2013	US$	92	(2) (5) (6)	Class XXII	Fixed	3.50%	2020	487	248	451	230
October	2013	US$	150	(2) (6)	Class XXIV	Libor plus 7.50%	8.92%	2018	—	359	—	498
December, April, February and December	2013/4/5	US$	862	(2) (6)	Class XXVI	Fixed	8.88%	2018	—	9,303	—	8,422
April, February and October	2014/5/6	US$	1,522	(2) (4) (6)	Class XXVIII	Fixed	8.75%	2024	30,594	1,316	28,311	599
March	2014		$500	(2) (6) (7)	Class XXIX	BADLAR	23.02%	2020	200	155	350	158
September	2014		$1,000	(2) (6) (7)	Class XXXIV	BADLAR plus 0.1%	22.63%	2024	1,000	5	1,000	54
September	2014		$750	(2) (4) (6)	Class XXXV	BADLAR plus 3.5%	26.03%	2019	250	504	500	298
February	2015		$950	(2) (6) (7)	Class XXXVI	BADLAR plus 4.74%	26.81%	2020	950	35	950	92
April	2015		$935	(2) (4) (6)	Class XXXVIII	BADLAR plus 4.75%	27.39%	2020	626	431	626	362
April	2015	US$	1,500	(2) (6)	Class XXXIX	Fixed	8.50%	2025	29,968	446	27,731	1,002
September	2015		$1,900	(2) (6) (7)	Class XLI	BADLAR	22.53%	2020	1,267	643	1,267	736
September and December	2015		$1,697	(2) (4) (6)	Class XLII	BADLAR plus 4%	26.53%	2020	1,697	10	1,697	110
October	2015		$2,000	(2) (6) (7)	Class XLIII	BADLAR	22.73%	2023	2,000	202	2,000	80
December	2015		$1,400	(2) (6)	Class XLIV	BADLAR plus 4.75%	22.76%	2018	—	1,423	—	1,422
March	2016		$1,350	(2) (4) (6)	Class XLVI	BADLAR plus 6%	28.32%	2021	1,350	29	1,350	114
March	2016	US$	1,000	(2) (6)	Class XLVII	Fixed	8.50%	2021	20,099	38	18,599	430
April	2016	US$	46	(2) (5) (6)	Class XLVIII	Fixed	8.25%	2020	921	15	852	14
Abril	2016		$535	(2) (6)	Class XLlX	BADLAR plus 6%	28.83%	2020	535	31	535	31
July	2016		$11,248	(2) (6) (8)	Class L	BADLAR plus 4%	27.13%	2020	11,248	694	11,248	651
September	2016	CHF	300	(2) (6)	Class Ll	Fixed	3.75%	2019	6,308	118	5,731	54
May	2017		$4,602	(2) (6) (8)	Clase LlI	Fixed	16.50%	2022	4,602	300	4,602	110
July and December	2017	US$	1,000	(2)	Clase LlII	Fixed	6.95%	2027	20,335	287	18,889	445
December	2017	US$	750	(2)	Clase LlV	Fixed	7.00%	2047	14,887	306	13,846	44
Metrogas
January	2013	US$	177		Series A-L	—	—	—	—	—	—	3,076
January	2013	US$	18		Series A-U	—	—	—	—	—	—	256

									153,137	18,443	144,326	20,828

(1)	Corresponds to the 1997 M.T.N. Program for US$ 1,000 million.
(2)	Corresponds to the 2008 M.T.N. Program for US$ 10,000 million.
(3)	Interest rate as of March 31, 2018.
(4)	The ANSES and/or the “Fondo Argentino de Hidrocarburos” have participated in the primary subscription of these negotiable obligations, which may at the discretion of the respective holders, be subsequently traded on the securities market where these negotiable obligations are authorized to be traded.
(5)	The payment currency of these Negotiable Obligations is the Argentine Peso at the exchange rate applicable under the terms of the series issued.
(6)	As of the date of issuance of these financial statements, the Group has fully complied with the use of proceeds disclosed in the corresponding pricing supplements.
(7)	Negotiable obligations classified as productive investments computable as such for the purposes of section 35.8.1, paragraph K of the General Regulations applicable to Insurance Activities issued by the Argentine Insurance Supervisory Bureau.
(8)	The payment currency of this issue is the U.S. dollar at the exchange rate applicable in accordance with the conditions of the relevant issued series.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2018 AND COMPARATIVE INFORMATION (UNAUDITED)

18. OTHER LIABILITIES

	March 31, 2018		December 31, 2017
	Noncurrent	Current	Noncurrent	Current
Extension of concessions	186	355	179	342
Liabilities for contractual claims(1)	81	19	90	2,008
Miscellaneous	26	29	8	33

	293	403	277	2,383

(1)	See Note 14 to the annual consolidated financial statements.

19. ACCOUNTS PAYABLE

	March 31, 2018		December 31, 2017
	Noncurrent	Current	Noncurrent	Current
Trade and related parties (1)	115	46,720	168	44,520
Guarantee deposits	18	456	17	441
Payables with partners of JO	—	41	—	122
Advances to customers	—	864	—	—
Miscellaneous	11	658	—	828

	144	48,739	185	45,911

(1)	See Note 31 for information about related parties.

20. REVENUES

	For the three-month period ended March 31,
	2018	2017
Sales	76,484	55,841
Government incentives (1)	2,091	3,142
Turnover tax	(2,752)	(1,980)

	75,823	57,003

(1)	See Note 31.

The Group’s transactions and the main revenues are described in Note 6. The Group’s revenues are derived from contracts with customers, except for Government incentives.

The nature and effect of the initial implementation of IFRS 15 on the Group’s condensed interim consolidated financial statements are described in Note 2.b.

• Breakdown of revenues

o Type of good or service

	For the three-month period ended March 31, 2018
	Upstream	Downstream	Gas and Energy	Corporation and others	Total
Gas oil	—	23,708	—	—	23,708
Gasolines	—	19,560	—	—	19,560
Natural Gas(1)	25	167	13,833	—	14,025
Crude Oil	—	434	—	—	434
Jet fuel	—	3,982	—	—	3,982
Lubricants and by-products	—	1,647	—	—	1,647
Liquefied Petroleum Gas	—	2,615	—	—	2,615
Fuel oil	—	486	—	—	486
Petrochemicals	—	2,562	—	—	2,562
Fertilizers	—	287	—	—	287
Flours, oils and grains	—	1,274	—	—	1,274
Asphalts	—	988	—	—	988
Goods for resale at service stations	—	690	—	—	690
Income from construction contracts	—	—	—	385	385
Other goods and services	200	1,811	1,261	569	3,841

	225	60,211	15,094	954	76,484

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2018 AND COMPARATIVE INFORMATION (UNAUDITED)

20. REVENUES (Cont.)

	For the three-month period ended March 31, 2017
	Upstream	Downstream	Gas and Energy	Corporation and Others	Total
Gas oil	—	17,244	—	—	17,244
Gasolines	—	14,376	—	—	14,376
Natural Gas(1)	—	157	10,034	—	10,191
Crude Oil	—	241	—	—	241
Jet fuel	—	2,589	—	—	2,589
Lubricants and by-products	—	1,243	—	—	1,243
Liquefied Petroleum Gas	—	1,379	—	—	1,379
Fuel oil	—	1,661	—	—	1,661
Petrochemicals	—	1,739	—	—	1,739
Fertilizers	—	213	—	—	213
Flours, oils and grains	—	1,030	—	—	1,030
Asphalts	—	568	—	—	568
Goods for resale at service stations	—	621	—	—	621
Income from construction contracts	—	—	—	483	483
Other goods and services	164	870	931	298	2,263

	164	43,931	10,965	781	55,841

(1)	Includes 11,306 and 8,464 corresponding to sales of natural gas produced by the Company for the three-month period ended March 31, 2018 and 2017, respectively.

o Sales Channels

	For the three-month period ended March 31, 2018
	Upstream	Downstream	Gas and Energy	Corporation and others	Total
Service Stations	—	32,852	—	—	32,852
Power Plants	—	30	6,235	—	6,265
Distribution Companies	—	—	1,004	—	1,004
Retail distribution of natural gas	—	—	3,194	—	3,194
Industries, transport and aviation	25	12,142	3,399	—	15,566
Agriculture	—	5,439	—	—	5,439
Petrochemical industry	—	3,271	—	—	3,271
Trading	—	3,086	—	—	3,086
Oil Companies	—	1,462	—	—	1,462
Commercialization of liquefied petroleum gas	—	1,064	—	—	1,064
Other sales channels	200	865	1,262	954	3,281

	225	60,211	15,094	954	76,484

	For the three-month period ended March 31, 2017
	Upstream	Downstream	Gas and Energy	Corporation and others	Total
Service Stations	—	24,574	—	—	24,574
Power Plants	—	1,377	4,135	—	5,512
Distribution Companies	—	—	569	—	569
Retail distribution of natural gas	—	—	1,675	—	1,675
Industries, transport and aviation	—	7,950	3,655	—	11,605
Agriculture	—	3,873	—	—	3,873
Petrochemical industry	—	2,162	—	—	2,162
Trading	—	1,808	—	—	1,808
Oil Companies	—	1,009	—	—	1,009
Commercialization of liquefied petroleum gas	—	603	—	—	603
Other sales channels	164	575	931	781	2,451

	164	43,931	10,965	781	55,841

o Target Market

Sales contracts in the domestic market resulted in 68,945 and 51,198 for the three-month period ended March 31 2018 and 2017, respectively.

Sales contracts in the international market resulted in 7,539 and 4,643 for the three-month period ended March 31, 2018 and 2017, respectively.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2018 AND COMPARATIVE INFORMATION (UNAUDITED)

20. REVENUES (Cont.)

• Contract balances

The following table reflects information regarding credits, contract assets and contract liabilities:

	March 31, 2018		December 31, 2017
	Non-current	Current	Non-current	Current
Credits for contracts included in Trade Receivables	1,420	31,840	2,210	27,339
Contract assets	—	254	—	142
Contract liabilities	1,509	2,292	1,470	1,460

Contract assets are mainly related to the work carried out by the Group under the construction contracts.

Contract liabilities are mainly related to advances received from customers under the contracts for the sale of commodities, fuels, crude oil, methanol, lubricants and by-products, gas oil and natural gas, among others.

21. COSTS

	For the three-month period ended March 31,
	2018	2017
Inventories at beginning of year	27,149	21,808	(1)
Purchases	17,717	12,157
Production costs(2)	45,671	33,424
Translation effect	2,131	(677)
Inventories at end of the period	(29,230)	(20,914	)(1)

	63,438	45,798

(1)	Does not include 12 and 118 of reclassifications corresponding to the change in the accounting policy described in detail in Note 2.b.
(2)	See Note 22.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2018 AND COMPARATIVE INFORMATION (UNAUDITED)

22. EXPENSES BY NATURE

The Group presents the statement of comprehensive income by classifying expenses according to their function as part of the “Costs”, “Administrative expenses”, “Selling expenses” and “Exploration expenses” rows. The following additional information is disclosed as required, on the nature of the expenses and their relation to the function within the Group for the three-month period ended March 31, 2018 and 2017:

	For the three-month period ended March 31, 2018
	Production costs(3)	Administrative expenses		Selling expenses		Exploration expenses	Total
Salaries and social security taxes	3,457	929		501		45	4,932
Fees and compensation for services	279	650	(2)	162		3	1,094
Other personnel expenses	1,054	103		46		9	1,212
Taxes, charges and contributions(1)	672	64		992	(1)	—	1,728
Royalties, easements and canons	5,793	—		10		8	5,811
Insurance	261	16		25		—	302
Rental of real estate and equipment	1,671	3		140		—	1,814
Survey expenses	—	—		—		37	37
Depreciation of property, plant and equipment	18,178	206		330		—	18,714
Amortization of intangible assets	213	29		5		—	247
Industrial inputs, consumable materials and supplies	1,730	6		34		5	1,775
Operation services and other service contracts	3,220	68		258		12	3,558
Preservation, repair and maintenance	5,566	107		175		15	5,863
Unproductive exploratory drillings	—	—		—		177	177
Transportation, products and charges	2,329	—		1,834		—	4,163
Provision for doubtful trade receivables	—	—		95		—	95
Publicity and advertising expenses	—	109		252		—	361
Fuel, gas, energy and miscellaneous	1,248	64		322		12	1,646

	45,671	2,354		5,181		323	53,529

(1)	Includes approximately 298 corresponding to export withholdings.
(2)	Includes 22 corresponding to fees and remunerations of the Directors and Statutory Auditors of YPF’s Board of Directors. On April 27, 2018, the General and Extraordinary Shareholders’ Meeting of YPF resolved to ratify the fees of 48.8 corresponding to fiscal year 2017 and to approve the approximate sum of 62 as fees for such fees and remunerations for the fiscal year 2018.
(3)	The expense recognized in the condensed interim consolidated statement of comprehensive income corresponding to research and development activities amounted to 114.

	For the three-month period ended March 31, 2017
	Production costs(3)	Administrative expenses		Selling expenses		Exploration expenses	Total
Salaries and social security taxes	2,505	763		433		83	3,784
Fees and compensation for services	234	461	(2)	124		—	819
Other personnel expenses	761	74		37		11	883
Taxes, charges and contributions(1)	491	79		822	(1)	—	1,392
Royalties, easements and canons	4,108	—		7		9	4,124
Insurance	200	10		19		—	229
Rental of real estate and equipment	1,346	4		118		—	1,468
Survey expenses	—	—		—		89	89
Depreciation of property, plant and equipment	11,363	147		254		—	11,764
Amortization of intangible assets	148	27		6		—	181
Industrial inputs, consumable materials and supplies	1,107	4		32		3	1,146
Operation services and other service contracts	3,869	47		215		16	4,147
Preservation, repair and maintenance	4,225	88		170		11	4,494
Unproductive exploratory drillings	—	—		—		370	370
Transportation, products and charges	1,977	3		1,375		—	3,355
Provision for doubtful trade receivables	—	—		20		—	20
Publicity and advertising expenses	1	54		74		—	129
Fuel, gas, energy and miscellaneous	1,089	29		181		1	1,300

	33,424	1,790		3,887		593	39,694

(1)	Includes approximately 259 corresponding to export withholdings.

(2)	Includes 11 corresponding to fees and remunerations of the Directors and Statutory Auditors of YPF’s Board of Directors. On April 28, 2017, the General and Extraordinary Shareholders’ Meeting of YPF resolved to ratify the fees corresponding to fiscal year 2016 of 127 and to approve as fees on account for such fees and remunerations for the fiscal year 2017, the approximate sum of 48,8.

(3)	The expense recognized in the condensed interim consolidated statement of comprehensive income corresponding to research and development activities amounted to 81.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2018 AND COMPARATIVE INFORMATION (UNAUDITED)

23. OTHER NET OPERATING RESULTS

	For the three-month period ended March 31,
	2018	2017
Result of companies’ revaluation(1)	11,980	—
Result for sale of participation in areas(2)	1,167	—
Lawsuits	(359)	(636)
Miscellaneous	39	212

	12,827	(424)

(1)	See Note 4.
(2)	See Note 29.a.

24. NET FINANCIAL RESULTS

	For the three-month period ended March 31,
	2018	2017
Financial income
Interest income	285	476
Exchange differences	7,614	1,136

Total financial income	7,899	1,612

Financial loss
Interest loss	(5,263)	(4,078)
Exchange differences	(743)	(806)
Financial accretion	(2,917)	(3,964)

Total financial costs	(8,923)	(8,848)

Other financial results
Fair value gains on financial assets at fair value through profit or loss	1,142	75

Total other financial results	1,142	75

Total net financial results	118	(7,161)

25. INVESTMENTS IN JOINT OPERATIONS

The assets and liabilities as of March 31, 2018 and December 31, 2017, and expenses for the three-month period ended on March 31, 2018 and 2017 of JO and other agreements are as follows:

	March 31, 2018	December 31, 2017
Noncurrent assets(1)	70,814	66,887
Current assets	2,657	2,417

Total assets	73,471	69,304

Noncurrent liabilities	6,467	5,876
Current liabilities	5,974	5,524

Total liabilities	12,441	11,400

	For the three-month period ended March 31,
	2018	2017
Production Cost	8,199	5,326
Exploration expenses	6	219

(1)	Does not include impairment of property, plant and equipment since such impairment is recorded by the participating partners of the JO.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2018 AND COMPARATIVE INFORMATION (UNAUDITED)

26. SHAREHOLDERS’ EQUITY

As of March 31, 2018, the Company’s subscribed capital is 3,924 and the treasury shares are 9, represented by 393,312,793 ordinary, book-entry shares and divided into four classes of shares (A, B, C and D), with a par value of Argentine pesos 10 and one vote per share. These shares are fully subscribed, paid-in and authorized for stock exchange listing.

As of March 31, 2018, there are 3,764 Class A outstanding shares. As long as any Class A share remains outstanding, the affirmative vote of Argentine Government is required for: 1) mergers, 2) acquisitions of more than 50% of YPF shares in an agreed or hostile bid, 3) transfers of all the YPF’s exploitation and exploration rights, 4) the voluntary dissolution of YPF or 5) change of corporate and/or tax address outside the Argentine Republic. Items 3) and 4) also require prior approval by the Argentine Congress.

The General and Extraordinary Shareholders’ Meeting was held on April 27, 2018 and approved the financial statements of YPF for the fiscal year ended December 31, 2017 and approved the following resolution in relation to the allocation of profits: a) to allocate the sum of 120 to create a Reserve for the purchase of treasury shares in order to give the Board of Directors the possibility of acquiring treasury shares at the time it deems appropriate, and complying, during the execution of the plans, with the commitments assumed and to be assumed by them in the future; b) to allocate the sum of 11,020 to create a reserve for investments under the terms of article 70, third paragraph of the LGS; and c) to allocate the sum of 1,200 to a reserve for future dividends, empowering the Board of Directors, until the date of the next General Shareholders’ Meeting at which the financial statements closed as of December 31, 2018 will be dealt with, to determine the time and amount for their distribution, taking into account the financial conditions and availability of funds as well as the operating results, investments and other matters that are deemed relevant in the development of the Company’s activities, or their allocation in accordance with the provisions set forth in article 224, second paragraph, of the LGS and other applicable regulations.

27. EARNINGS PER SHARE

The following table shows the net income and the number of shares that have been used for the calculation of the basic and diluted earnings per share:

	For the three-month period ended on March 31,
	2018	2017
Net income	6,067	25
Average number of shares outstanding	392,206,956	390,550,426
Basic and diluted earnings per share	15.47	0.06

Basic and diluted earnings per share are calculated as shown in Note 2.b.13 to the annual consolidated financial statements.

28. CONTINGENT ASSETS AND LIABILITIES

Contingent liabilities and contingent assets are described in Note 28 to the annual consolidated financial statements. No significant new contingent liabilities and contingent assets have been identified for the three-month period ended on March 31, 2018, nor have there been amendments to the evaluations of the ongoing matters as of December 31, 2017.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2018 AND COMPARATIVE INFORMATION (UNAUDITED)

29. CONTRACTUAL COMMITMENTS

Contractual commitments are described in Note 29 to the annual consolidated financial statements. Updates for the three-month period ended March 31, 2018 are described below:

29.a) Investment project agreements

•	Agreement for the development of Loma La Lata Norte and Loma Campana areas

In relation to the Investment Agreement entered into between the Company and subsidiaries of Chevron Corporation for the joint exploitation of non-conventional hydrocarbons in the province of Neuquén, in the Loma Campana area, for the three-month period ended March 31, 2018, the Company and Compañía de Hidrocarburo No Convencional S.R.L. (“CHNC”) have carried out transactions which include the purchase of gas and crude oil by YPF for 2,108. These transactions were executed based on the market’s general and regulatory framework. The net balance to be paid to CHNC as of March 31, 2018 is 696.

•	Agreement for the exploitation of the Aguada Pichana and Aguada de Castro Areas

Once the agreements have been finalized and the corresponding conditions have been fulfilled, the equity interests of YPF are as follows:

(i)	In the APE area, the interest of YPF is 22.50%

(ii)	In the APO area, the interest of YPF is 30%

(iii)	In the ACA area, the interest of YPF is 30%

Consequently, the Group has recorded a profit of 1,167 included in the item “Other net operating results”.

30.	MAIN REGULATIONS AND OTHERS

Main regulations and others are described in Note 30 to the annual consolidated financial statements. Updates for the three-month period ended March 31, 2018 are described below:

30.a) Regulatory natural gas requirements

•	Financing of winter consumption

On March 27, 2018, a memorandum of intent was signed with ENARGAS, natural gas producers, distribution and transportation companies in order to commit efforts aimed at the development of a natural gas winter consumption financing program jointly with the subscribing parties.

30.b) Natural gas production incentive programs

On April 3, 2018, MINEM Resolution No. 97/2018 was published in the Official Gazette approving the procedure (the “Procedure”) for the cancellation of compensations pending settlement and/or payment under the Natural Gas Surplus Injection Stimulus Program, Natural Gas Surplus Injection Stimulus Program for Companies with Reduced Injection and the Stimulus Program for New Natural Gas Projects, to which the beneficiary companies may adhere.

Each company may choose to receive compensation under the approved procedure stating its accession within 20 business days from the publication of the resolution. It is required that the company waive any rights, actions, remedies, appeals, and claims, either administrative and/or judicial, based on the Program, except for: i) the objection to the administrative acts that determine the relevant compensation according to the Procedure; and ii) the failure to comply with the payments provided for under the Procedure for a minimum amount of 3 installments, at the option of each beneficiary Company.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2018 AND COMPARATIVE INFORMATION (UNAUDITED)

30. MAIN REGULATIONS AND OTHERS (Cont.)

The debt amount will be determined as follows: 85% of the dollar amount will be calculated according to the exchange rate at the time of the injection (“Program exchange rate”) and 15% of the dollar amount but devalued (multiplied by the quotient between the Program exchange rate and the exchange rate corresponding to the payment dates of the compensation resolutions already issued or the date of publication of Resolution 97/2018, as applicable). The debt will begin to be canceled as of January 2019 in 30 monthly and consecutive installments, in pesos, at the monthly average reference rate set forth in the Communication A 3500 of the BCRA (Wholesale) of the month preceding each installment.

On May 3, 2018, the Group adhered to the aforementioned Procedure.

As a consequence of the foregoing, the Group recorded a gain of 804 included in the item “Net financial results “.

30.c) Regulatory requirements applicable to natural gas distribution

•	Tariff Renegotiation

i.	Memorandum of Agreement for the Adoption of the Natural Gas Distribution License Agreement (also known as “Memorandum of Agreement for the Comprehensive Contractual Renegotiation”)

On March 28, 2018 Decree No. 252/2018 was published in the Official Gazette by which the PEN ratified the Memorandum of Agreement. Also, Resolution ENARGAS No. 300/2018 was published on that day, with the new tariffs scheme applicable as from April 1, 2018

•	Note from ENARGAS regarding the interest of YPF in Metrogas

On April 5, 2018, ENARGAS rejected the motion for reconsideration submitted by YPF on March 30, 2017. YPF was notified of the decision of ENARGAS on April 6, 2018 through ENARGAS Resolution 313/2018.

As of the date of issuance of these consolidated condensed interim financial statements, YPF is analyzing the following legal steps as a result of the rejection of the aforementioned appeal.

30.d) Regulatory requirements of the liquefied petroleum gas industry

•	Reference prices for the marketing chain of butane gas

Regulation No. 5 of the Undersecretariat of Hydrocarbon Resources was published on March 28, 2018, which established new maximum reference prices for the commercialization of butane for the sale of bottled LPG, effective as of April 1, 2018.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2018 AND COMPARATIVE INFORMATION (UNAUDITED)

30. MAIN REGULATIONS AND OTHER (Cont.)

30.e) Other regulatory requirements

•	CNV Regulatory Framework (N.T. 2013)

a) CNV General Resolution No. 622

i.	Pursuant to section 1, Chapter III, Title IV of such Resolution, a description of the notes to the consolidated financial statements containing information required under the Resolution in the form of exhibits follows.

Exhibit A – Fixed Assets	Note 9 Property, plant and equipment

Exhibit B – Intangible assets	Note 8 Intangible assets

Exhibit C – Investments in companies	Note 10 Investments in associates and joint ventures

Exhibit D – Other investments	Note 7 Financial instruments by category

Exhibit E – Provisions	Note 13 Trade receivables Note 12 Other receivables Note 10 Investments in associates and joint ventures Note 9 Property, plant and equipment Note 15 Provisions

Exhibit F – Cost of goods sold and services rendered	Note 21 Costs

Exhibit G – Assets and liabilities in foreign currency	Note 33 Assets and liabilities in currencies other than the Argentine peso

ii.	On March 18, 2015, the Company was registered with the CNV under the category “Settlement and Clearing Agent and Trading Agent - Own account”, record No. 549. Considering the Company’s business, and the CNV Rules and its Interpretative Criterion No. 55, the Company will not, under any circumstance, offer brokerage services to third parties for transactions in markets under the jurisdiction of the CNV, and it will also not open operating accounts to third parties to issue orders and trade in markets under the jurisdiction of the CNV.

Likewise, in accordance with Section VI, Chapter II, Title VII of the CNV Rules and its Interpretative Criterion No. 55, the Company’s equity exceeds the minimum required equity under such rules, which is 15, while the minimum required counterparty capital, which is 3, is comprised of 16,498,351 Units of Compass Ahorro—Class B Mutual Fund with 24-hour settlement upon redemption, the total value of the Company’s Units as of March 31, 2018, being 47.

b) CNV General Resolution No. 629

Due to General Resolution No. 629 of the CNV, the Company informs that supporting documentation of YPF’s operations, which is not in YPF’s headquarters, is stored in the following companies:

–	Adea S.A. located in Barn 3 – Route 36, Km. 31.5 – Florencio Varela – Province of Buenos Aires.

–	File S.R.L., located in Panamericana and R.S. Peña – Blanco Encalada – Luján de Cuyo – Province of Mendoza.

Additionally, it is on record that the detail of the documentation given in custody is available at the registered office, as well as the documents mentioned in section 5, subsection a.3), Section I, Chapter V, Title II of the CNV Rules.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2018 AND COMPARATIVE INFORMATION (UNAUDITED)

31. BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The information detailed in the tables below shows the balances with associates and joint ventures as of March 31, 2018 and December 31, 2017 and transactions with the mentioned parties for the three-month period ended March 31, 2018 and 2017.

	March 31, 2018			December 31, 2017
	Other receivables	Trade receivables	Accounts payable	Other receivables	Trade receivables	Accounts payable
	Current	Current	Current	Current	Current	Current
Joint ventures:
Profertil	129	611	79	107	239	215
MEGA	—	1,080	104	—	925	149
Refinor	—	182	15	—	224	8
Bizoy S.A.	6	—	—	5	—	—
Y-GEN I	5	—	—	57	—	—
Y-GEN II	—	—	—	22	—	—
YPF EE (1)	783	638	184
Petrofaro S.A.	—	52	118	—	35	51

	923	2,563	500	191	1,423	423

Associates:
CDS	—	134	—	—	122	—
YPF Gas	611	276	17	589	230	15
Oldelval	—	—	137	—	—	131
Termap	—	—	64	—	—	52
OTA	—	—	5	—	—	5
OTC	6	—	—	5	—	—
Gasoducto del Pacífico (Argentina) S.A.	4	—	21	4	—	19
Oiltanking	74	—	141	—	—	96
Gas Austral S.A.	2	10	—	2	7	—

	697	420	385	600	359	318

	1,620	2,983	885	791	1,782	741

	For the three-month period ended March 31,
	2018			2017
	Revenues	Purchases and services	Net interest gain (loss)	Revenues	Purchases and services	Net interest gain (loss)
Joint ventures:
Profertil	486	106	—	234	79	—
MEGA	1,324	124	—	1,051	99	—
Refinor	341	38	—	190	83	—
Y-GEN I	4	—	—	17	—	—
Y-GEN II	—	—	—	—	—	—
YPF EE (1)(2)	41	173	13
Petrofaro S.A.	14	61	—	—	—	—

	2,210	502	13	1,492	261	—

Associates:
CDS	58	—	—	25	—	—
YPF Gas	303	10	31	160	11	—
Oldelval	—	199	—	—	97	—
Termap	—	113	—	—	90	—
OTA	—	7	—	—	6	—
Gasoducto del Pacífico (Argentina) S.A.	—	61	—	—	46	—
Oiltanking	—	134	—	—	93	—
Gas Austral S.A.	26	—	—	—	—	—

	387	524	31	185	343	—

	2,597	1,026	44	1,677	604	—

(1)	As of the closing date of this period, YPF EE was reclassified as a joint venture. See Note 4.
(2)	Includes transactions following the loss of control over YPF EE.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2018 AND COMPARATIVE INFORMATION (UNAUDITED)

31.    BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Cont.)

Additionally, in the normal course of business, and taking into consideration that YPF is the main energy company in Argentina, the Group’s client/suppliers portfolio encompasses both private sector entities as well as national public sector entities. As required by IAS 24 “Related party disclosures”, the following are the most important of the above mentioned major transactions:

		Balances		Transactions
		Credits / (Liabilities)		Income /(Costs)
				For the three-month period ended March 31,
Customers / Suppliers	Ref.	March 31, 2018	December 31, 2017	2018	2017
MINEM	(1) (13)	494	—	563	—
MINEM	(2) (13)	14,232	13,417	—	1,857
MINEM	(3) (13)	85	190	36	19
MINEM	(4) (13)	164	162	23	26
Ministry of Transport	(5) (13)	1,823	840	1,469	1,240
Secretariat of Industry	(6) (13)	—	24	—	—
CAMMESA	(7)	4,865	4,444	5,541	5,575
CAMMESA	(8)	(356)	(316)	(623)	(486)
ENARSA	(9)	2,080	698	1,544	604
ENARSA	(10)	(1,507)	(1,591)	(32)	(28)
Aerolíneas Argentinas S.A. and Austral Líneas Aéreas Cielos del Sur S.A.	(11)	1,007	946	1,348	988
Aerolíneas Argentinas S.A. and Austral Líneas Aéreas Cielos del Sur S.A.	(12)	(10)	—	(8)	(4)

(1)	The benefits of the incentive scheme for the Additional Injection of natural gas.
(2)	Benefits for the propane gas supply agreement for undiluted propane gas distribution networks.
(3)	Benefits for the bottle-to-bottle program.
(4)	Temporary economic assistance to Metrogas.
(5)	The compensation for providing gas oil to public transport of passengers at a differential price.
(6)	Incentive for domestic manufacturing of capital goods, for the benefit of AESA.
(7)	The provision of fuel oil and natural gas, and electric power generation.
(8)	Purchases of energy.
(9)	Rendering of regasification service in the regasification projects of liquefied natural gas in Escobar and Bahía Blanca.
(10)	The purchase of natural gas and crude oil.
(11)	The provision of jet fuel.
(12)	The purchase of miles for the YPF Serviclub program
(13)	Income recognized under the guidelines of IAS 20

Additionally, the Group has entered into certain financing and insurance transactions with entities related to the national public sector. Such transactions consist of certain financial transactions that are described in Note 17 to this condensed interim consolidated financial statements, and transactions with Nación Seguros S.A. related to certain insurance policies contracts, and in connection therewith, to the reimbursement from the insurance coverage for the incident mentioned in Note 28.a to the annual consolidated financial statements.

In addition, the Group holds BONAR 2020 (see Note 6 to the annual consolidated financial statements) and 2021, classified as “Investments in financial assets”.

Furthermore, in relation to the investment agreement signed between YPF and Chevron Corporation subsidiaries, YPF has an indirect non-controlling interest in CHNC with which YPF carries out transactions in connection with the above mentioned investment agreement. See Note 29.b to the annual consolidated financial statements and see Note 29.a to this condensed interim consolidated financial statements.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2018 AND COMPARATIVE INFORMATION (UNAUDITED)

31. BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Cont.)

The table below discloses the compensation for the Company’s key management personnel, including members of the Board of Directors and vice presidents (managers with executive functions appointed by the Board of Directors), for the three-month period ended March 31, 2018 and 2017:

	For the three-month period ended March 31,
	2018(1)	2017(1)
Short-term employee benefits (2)	69	56
Share-based benefits	11	10
Post-retirement benefits	3	2

	83	68

(1)	Includes the compensation for YPF’s key management personnel which developed their functions during the mentioned period.
(2)	Does not include Social Security contributions of 11 for the three-month period ended March 31, 2018 and 2017.

32. EMPLOYEE BENEFIT PLANS AND SIMILAR OBLIGATIONS

Note 2.b.10 to the annual consolidated financial statements describes the main characteristics and accounting treatment for benefit plans implemented by the Group.

i.	Retirement plan

The total charges recognized under the Retirement Plan resulted in approximately 22 and 18 for the three-month period ended March 31, 2018 and 2017, respectively.

ii.	Performance Bonus Programs and Performance evaluation

The amount charged to expense related to the Performance Bonus Programs was 462 and 446 for the three-month period ended March 31, 2018 and 2017, respectively.

iii.	Share-based benefit plan

The amount charged to expense in relation with the share-based plans, which are disclosed according to their nature, was 53 and 26 for the three-month period ended March 31, 2018 and 2017, respectively.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2018 AND COMPARATIVE INFORMATION (UNAUDITED)

33. ASSETS AND LIABILITIES IN CURRENCIES OTHER THAN THE ARGENTINE PESO

	March 31, 2018			December 31, 2017
	Amount in currencies other than the Argentine peso	Exchange rate in force(1)	Total	Amount in currencies other than the Argentine peso	Exchange rate in force(1)	Total
Noncurrent assets
Other receivables
U.S. Dollar	8	20.05	160	2	18.55	37
Trade receivables
U.S. Dollar	680	20.05	13,634	2	18.55	37

Total noncurrent assets			13,794			74

Current assets
Trade receivables
U.S. Dollar	715	20.05	14,336	380	18.55	7,049
Chilean peso	10,258	0.03	308	9,836	0.03	295
Other receivables
U.S. Dollar	291	20.05	5,835	165	18.55	3,061
Euro	—	—	—	5	22.28	111
Chilean peso	3,017	0.03	91	4,303	0.03	129
Swiss franc	—	—	—	3	19.04	57
Investments in financial assets U.S. Dollar	441	20.05	8,834	697	18.55	12,936
Cash and cash equivalents
U.S. Dollar	465	20.05	9,323	526	18.55	9,757
Chilean peso	2,447	0.03	73	898	0.03	27

Total current assets			38,800			33,422

Total assets			52,594			33,496

Noncurrent liabilities
Provisions
U.S. Dollar	2,627	20.15	52,934	2,909	18.65	54,253
Loans
U.S. Dollar	6,413	20.15	129,218	6,200	18.65	115,628
Swiss franc	300	21.06	6,308	300	19.13	5,731
Other liabilities
U.S. Dollar	13	20.15	267	14	18.65	269
Accounts payable
U.S. Dollar	4	20.15	81	4	18.65	75

Total noncurrent liabilities			188,808			175,956

Current liabilities
Provisions
U.S. Dollar	70	20.15	1,411	57	18.65	1,063
Taxes payable
Chilean peso	1,394	0.03	42	1,524	0.03	46
Loans
U.S. Dollar	1,485	20.15	29,926	1,647	18.65	30,725
Swiss franc	6	21.06	118	3	19.13	54
Salaries and social security
U.S. Dollar	7	20.15	141	6	18.65	112
Chilean peso	113	0.03	3	247	0.03	7
Other liabilities
U.S. Dollar	18	20.15	363	125	18.65	2,331
Accounts payable
U.S. Dollar	1,218	20.15	24,543	1,149	18.65	21,429
Euro	15	24.84	373	18	22.45	404
Chilean peso	1,799	0.03	54	1,826	0.03	55
Swiss franc	—	—	—	3	19.13	57
Yen	15	0.19	3	19	0.17	3

Total current liabilities			56,977			56,286

Total liabilities			245,785			232,242

(1)	Exchange rate in force at March 31, 2018 and December 31, 2017 according to Banco Nación Argentina.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2018 AND COMPARATIVE INFORMATION (UNAUDITED)

34. SUBSEQUENT EVENTS

As of the date of issuance of these condensed interim consolidated financial statements, there have been no other significant subsequent events besides those mentioned in Notes 26 and 30, whose effect on the Group´s equity and business results as of March 31, 2018 or their disclosure in these condensed interim consolidated financial statements, if applicable, have not been considered in accordance with IFRS.

MIGUEL ANGEL GUTIERREZ

President

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: May 16, 2018	By:	/s/ Miguel Angel Gutierrez
	Name:	Miguel Angel Gutierrez
	Title:	President